Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2019 and for the nine and three-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 86, beginning on July 1, 2018

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 501,642,804 common shares

Common stock subscribed, issued and paid up nominal value (millions of Ps.): 502

Parent Companies: Inversiones Financieras del Sur S.A. and Agroinvestment S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct ownership interest: 182,052,316 shares

Voting stock (direct and indirect equity interest): 36.92% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in, nominal value (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (**)	502

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief operating decision maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2018
Efanur	Efanur S.A.
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
HASA	Hoteles Argentinos S.A.
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presummed Income Tax
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
IAS	International Accounting Standards
IFRS	International Financial Reporting Standard
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
OASA	OGDEN Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
NCN	Non-convertible notes
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Tarshop	Tarshop S.A.
Tyrus	Tyrus S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2019 and June 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.19	06.30.18
ASSETS
Non-current assets
Investment properties	8	243,447	232,755
Property, plant and equipment	9	37,351	33,326
Trading properties	10	2,984	9,475
Intangible assets	11	18,112	17,918
Biological assets	12	1,300	1,288
Other assets		24	269
Investment in associates and joint ventures	7	32,295	37,243
Deferred income tax assets	21	1,766	1,672
Income tax and MPIT credits		384	645
Restricted assets	14	4,158	3,099
Trade and other receivables	15	17,682	12,990
Investment in financial assets	14	3,047	2,442
Financial assets held for sale	14	6,696	11,083
Derivative financial instruments	14	102	43
Total non-current assets		369,348	364,248
Current assets
Trading properties	10	3,263	4,660
Biological assets	12	3,592	1,299
Inventories	13	3,723	3,360
Restricted assets	14	5,088	6,045
Income tax and MPIT credits		486	569
Financial assets held for sale	31	8,737	7,389
Groups of assets held for sale	15	26,097	24,494
Investment in financial assets	14	31,440	36,478
Trade and other receivables	14	9,513	6,355
Derivative financial instruments	14	256	221
Cash and cash equivalents	14	62,366	55,001
Total current assets		154,561	145,871
TOTAL ASSETS		523,909	510,119
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		27,459	34,075
Non-controlling interest		77,365	78,858
TOTAL SHAREHOLDERS' EQUITY		104,824	112,933
LIABILITIES
Non-current liabilities
Trade and other payables	20	279,275	266,768
Income tax and minimum presumed income tax liabilities	21	36,876	38,378
Borrowings	17	4,630	5,278
Deferred income tax liabilities	19	6,116	5,076
Derivative financial instruments		121	157
Provisions	14	550	57
Employee benefits		122	108
Total non-current liabilities		327,690	315,822
Current liabilities
Trade and other payables	17	22,501	25,632
Income tax and minimum presumed income tax liabilities	20	57,972	45,656
Payroll and social security liabilities	19	1,680	1,507
Borrowings	31	5,395	4,615
Derivative financial instruments		2,346	2,660
Provisions		1,322	847
Group of liabilities held for sale	14	179	447
Total Current liabilities		91,395	81,364
TOTAL LIABILITIES		419,085	397,186
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		523,909	510,119

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)	)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.19	03.31.18	03.31.19	03.31.18
Revenues	22	55,701	46,004	19,347	14,480
Costs	23	(35,241)	(28,291)	(12,465)	(9,006)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		1,117	759	611	567
Changes in the net realizable value of agricultural products after harvest		8	170	(29)	79
Gross profit		21,585	18,642	7,464	6,120
Net gain from fair value adjustment of investment properties		(4,738)	8,086	1,323	(3,453)
Gain from disposal of farmlands		59	-	1	-
General and administrative expenses	24	(6,095)	(5,395)	(2,152)	(1,929)
Selling expenses	24	(6,724)	(6,460)	(2,424)	(2,235)
Other operating results, net	25	352	1,886	(220)	651
Management fees		-	(886)	-	(9)
Profit / (Loss) from operations		4,439	15,873	3,992	(855)
Share of profit of associates and joint ventures	7	(1,194)	273	(407)	185
Profit/ (Loss) before financial results and income tax		3,245	16,146	3,585	(670)
Finance income	26	2,467	1,026	1,092	243
Finance cost	26	(17,177)	(14,686)	(5,812)	(3,603)
Other financial results	26	99	1,720	(1,299)	558
Inflation adjustment	26	(338)	(124)	(199)	(104)
Financial results, net	26	(14,949)	(12,064)	(6,218)	(2,906)
(Loss) / Profit before income tax		(11,704)	4,082	(2,633)	(3,576)
Income tax	21	1,601	4,462	(509)	748
(Loss) / Profit for the period from continuing operations		(10,103)	8,544	(3,142)	(2,828)
Profit for the period from discontinued operations	32	309	1,924	(478)	482
(Loss) / Profit for the period		(9,794)	10,468	(3,620)	(2,346)

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		3,877	(3,263)	2,900	(680)
Share of other comprehensive income loss of associates and joint ventures		1,073	(3,340)	825	(1,535)
Change in the fair value of hedging instruments net of income taxes		36	15	5	15
Items that may not be reclassified subsequently to profit or loss:
Revaluation of fixed assets transferred to investment properties		665	-	36	-
Actuarial loss from defined benefit plans		(10)	(204)	(10)	(123)
Other comprehensive income / (loss) for the period from continuing operations		5,641	(6,792)	3,756	(2,323)
Other comprehensive income for the period from discontinued operations		259	1,864	241	1,418
Total other comprehensive income / (loss) for the period		5,900	(4,928)	3,997	(905)
Total comprehensive (loss) / income for the period		(3,894)	5,540	377	(3,251)
Total comprehensive (loss) / income from continuing operations		(4,462)	1,752	614	(5,151)
Total comprehensive income from discontinued operations		568	3,788	(237)	1,900
Total comprehensive (loss) / income from the period		(3,894)	5,540	377	(3,251)
(Loss) / profit for the period attributable to:
Equity holders of the parent		(6,795)	4,562	(2,483)	(1,418)
Non-controlling interest		(2,999)	5,906	(1,137)	(928)
(Loss) / profit from continuing operations attributable to:
Equity holders of the parent		(7,012)	4,061	(2,186)	(1,439)
Non-controlling interest		(3,091)	4,483	(956)	(1,389)
Total comprehensive (Loss) / income attributable to:
Equity holders of the parent		(5,650)	2,771	(1,888)	(2,454)
Non-controlling interest		1,756	2,769	2,265	(797)
(Loss) / profit for the period per share attributable to equity holders of the parent:
Basic		(13.908)	9.137	(5.035)	(2.840)
Diluted		(13.908)	9.094	(5.035)	(2.827)
(Loss) / profit per share from continuing operations attributable to equity holders of the parent:
Basic		(14.352)	8.134	(4.422)	(2.882)
Diluted		(14.352)	8.095	(4.422)	(2.869)

The accompanying notes are an integral part of these Financial Statements.
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2018	483	19	6,082	6,779	59	238	3,315	4,873	12,227	34,075	78,858	112,933
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(134)	(134)	(82)	(216)
Adjusted balance as of June 30, 2018	483	19	6,082	6,779	59	238	3,315	4,873	12,093	33,941	78,776	112,717
Loss for the period	-	-	-	-	-	-	-	-	(6,795)	(6,795)	(2,999)	(9,794)
Other comprehensive income for the period	-	-	-	-	-	-	-	1,145	-	1,145	4,755	5,900
Total comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	1,145	(6,795)	(5,650)	1,756	(3,894)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Results distribution	-	-	-	-	-	-	-	20,820	(20,820)	-	-	-
- Treasury shares distribution	21	(21)	-	-	-	-	-	-	-	-	-	-
Reversal by sale of investment properties	-	-	-	-	-	-	-	(21)	21	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	6	-	6	40	46
Acquisition of treasury stock	(9)	9	-	-	-	-	-	(504)	-	(504)	-	(504)
Changes in non-controlling interest	-	-	-	-	-	-	-	(334)	-	(334)	(384)	(718)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(2,813)	(2,813)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	(10)	(10)
Balance as of March 31, 2019	495	7	6,082	6,779	59	238	3,315	25,985	(15,501)	27,459	77,365	104,824

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended March 31, 2019 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Reserve for defined benefit plans	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2018	(1,226)	(1,282)	119	4,395	110	2,527	(91)	227	39	55	4,873
Other comprehensive income for the period	-	-	396	775	-	-	(26)	-	-	-	1,145
Total comprehensive profit for the period	-	-	396	775	-	-	(26)	-	-	-	1,145
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Results distribution	-	-	-	-	-	20,820	-	-	-	-	20,820
- Treasury shares distribution	948	-	-	-	-	(948)	-	-	-	-	-
Reversal by sale of investment properties	-	-	(21)	-	-	-	-	-	-	-	(21)
Reserve for share-based payments	-	-	-	-	-	-	-	6	-	-	6
Acquisition of treasury stock	(504)	-	-	-	-	-	-	-	-	-	(504)
Changes in non-controlling interest	-	(334)	-	-	-	-	-	-	-	-	(334)
Balance as of March 31, 2019	(782)	(1,616)	494	5,170	110	22,399	(117)	233	39	55	25,985

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)	)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of July 1, 2017	499	3	6,082	6,779	57	182	3,315	5,510	11,518	33,945	62,619	96,564
Profit for the period	-	-	-	-	-	-	-	-	4,562	4,562	5,906	10,468
Other comprehensive loss for the period	-	-	-	-	-	-	-	(1,791)	-	(1,791)	(3,137)	(4,928)
Total comprehensive profit for the period	-	-	-	-	-	-	-	(1,791)	4,562	2,771	2,769	5,540
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Legal reserve	-	-	-	-	-	56	-	-	(56)	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	(681)	(681)	-	(681)
- Reserve for new developments	-	-	-	-	-	-	-	2,527	(2,527)	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	(22)	-	(22)	60	38
Changes in non-controlling interest	-	-	-	-	-	-	-	(1,440)	-	(1,440)	5,042	3,602
Purchase own shares in portfolio	(4)	4	-	-	2	-	-	(283)	-	(281)	-	(281)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,174)	(3,174)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	19	19
Issuance of capital	-	-	-	-	-	-	-	-	-	-	3	3
Balance as of March 31, 2018	495	7	6,082	6,779	59	238	3,315	4,501	12,816	34,292	67,338	101,630

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended March 31, 2018 are comprised as follows:

	Cost of treasury shares	Special reserve	Reserve for the acquisition of securities issued by the Company	Changes in non-controlling interest	Reserve shared-based compensation	Other reserves from subsidiaries	Other comprehensive income / (loss) from subsidiaries	Reserve for currency translation adjustment	Total other reserves
Balance as of June 30, 2017	(88)	-	55	531	308	9	51	4,644	5,510
Other comprehensive income for the period	-	-	-	-	-	-	(80)	(1,711)	(1,791)
Total comprehensive profit for the period	-	-	-	-	-	-	(80)	(1,711)	(1,791)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Reserve for new developments	-	2,527	-	-	-	-	-	-	2,527
Changes in non-controlling interest	-	-	-	(1,440)	-	-	-	-	(1,440)
Reserve for share-based payments	-	-	-	-	(22)	-	-	-	(22)
	(283)	-	-	-	-	-	-	-	(283)
Balance as of March 31, 2018	(371)	2,527	55	(909)	286	9	(29)	2,933	4,501

The accompanying notes are an integral part of these Financial Statements.
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.19	03.31.18
Operating activities:
Net cash generated from operating activities before income tax paid	16	7,805	16,891
Income tax paid		(674)	(1,389)
Net cash generated from continuing operating activities		7,131	15,502
Net cash generated from discontinued operating activities		579	412
Net cash generated from operating activities		7,710	15,914
Investing activities:
Increase of interest in associates and joint ventures		(346)	(6)
Payment for subsidiary acquisiition, net of cash acquired		-	(1,108)
Capital contributions to associates and joint ventures		(60)	-
Capital contributions to associates and joint ventures		342	-
Acquisition, improvements and advance payments for the development of investment properties		(4,548)	(3,878)
Payment for acquisition of non-controlling interest		(542)	-
Proceeds from sales of investment properties		2,239	927
Acquisitions and improvements of property, plant and equipment		(3,494)	(5,002)
Advance payments		(30)	(34)
Acquisition of intangible assets		(1,947)	(1,200)
Proceeds from sales of property, plant and equipment		15	63
Acquisitions of subsidiaries, net of cash acquired		(22)	-
Net increase of restricted deposits		(510)	(1,268)
Dividends collected from associates and joint ventures		253	176
Proceeds from sales of interest held in associates and joint ventures		5,271	511
Proceeds from loans granted		152	1,042
Acquisitions of investments in financial assets		(23,748)	(31,580)
Proceeds from disposal of investments in financial assets		34,080	26,392
Dividends received		48	108
Payment for other assets acquisition		-	(190)
Loans granted to related parties		(114)	(605)
Loans granted		(84)	(178)
Proceeds from sales of farmlands		-	12
Advanced proceeds from sales of farmlands		-	135
Proceeds from liquidation of associate		-	20
Net cash generated from (used in) continuing investing activities		6,955	(15,663)
Net cash used in discontinued investing activities		(213)	(169)
Net cash generated from (used in) investing activities		6,742	(15,832)
Financing activities:
Borrowings and issuance of non-convertible notes		36,410	43,986
Payment of borrowings and non-convertible notes		(28,666)	(24,019)
Obtaining of short term loans, net		2,773	407
Interest paid		(12,181)	(9,753)
Repurchase of own shares		(504)	(286)
Repurchase of non-convertible notes		(3,830)	(574)
Capital contributions from non-controlling interest in subsidiaries		1,465	630
Acquisition of non-controlling interest in subsidiaries		(3,678)	(1,045)
Issuance of capital in subsidiaries		-	(96)
Proceeds from sales of non-controlling interest in subsidiaries		9	5,677
Loans received from associates and joint ventures, net		167	-
Payment of borrowings to related parties		(4)	-
Dividends paid		(359)	(937)
Dividends paid to non-controlling interest in subsidiaries		(383)	(658)
Proceeds from derivative financial instruments, net		(52)	(59)
Payment from derivative financial instruments		-	(46)
Charge for issue of shares and other equity instrument in subsidiaries		-	25
Payment of seller financing		(1)	(132)
Net cash (used in) generated from continuing financing activities		(8,834)	13,120
Net cash generated from (used in) discontinued financing activities		52	(152)
Net cash (used in) generated from financing activities		(8,782)	12,968
Net increase in cash and cash equivalents from continuing activities		5,252	12,959
Net increase in cash and cash equivalents from discontinued activities		418	91
Net increase in cash and cash equivalents		5,670	13,050
Cash and cash equivalents at beginning of the period	14	55,001	46,729
Cash and cash equivalents reclassified to held for sale		(426)	(433)
Foreign exchange gain on cash and changes in fair value of cash equivalents		2,178	(5,811)
Foreign exchange gain on cash and changes in fair value of cash equivalents		(57)	-
Cash and cash equivalents at the end of the period		62,366	53,535

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on May 13, 2019.

As of March 31, 2019, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

 (i)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(ii)
The comparative results are included in discontinued operations, due to the loss of control in June 2018 (see Note 4.(l) to the Annual Financial Statements).
(iii)
Disclosed as financial assets held for sale.
(iv)
Assets and liabilities are disclosed as held for sale and the results as discontinued operations.
(v)
See Note 4 to the Annual Financial Statements for more information about the change within the Operations Center in Israel.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The CNV, in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

The management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:
-
Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
-
Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
-
All items in the statement of income are restated applying the relevant conversion factors.
-
The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, nets, in the item “Inflation adjustment”.
-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:
-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.The resulting amount was included in the “Capital adjustment” account.
-
The translation differences was restated to reflect the real terms.
-
Other comprehensive income / (loss) was restated as from each accounting allocation.
-
The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2.2 to those Financial Statements except for what it’s mentioned in Note 2.1 to the present Financial Statements.

As described in Note 2.2 to the Annual Financial Statements, the Group adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the cumulative effect approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the period, and the comparative figures have not been modified due to this adoption.

The main changes are the following:

●
IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1)
Identifying the contract with the customer.
2)
Identifying separate performance obligations in the contract.
3)
Determining the transaction price.
4)
Allocating the transaction price to separate performance obligations.
5)
Recognizing revenue when the performance obligations are satisfied.

●
IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase, and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The effect on the income statement for the nine-month period ended March 31, 2019 for the first implementation of IFRS 15 is as follows:

	Nine months
	03.31.19
	According to previous standards	Implementation of IFRS 15	Current statement of income
Revenues	53,908	1,793	55,701
Costs	(34,295)	(946)	(35,241)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,117	-	1,117
Changes in the net realizable value of agricultural products after harvest	8	-	8
Gross profit	20,738	847	21,585
Net gain from fair value adjustment of investment properties	(4,738)	-	(4,738)
Gain from disposal of farmlands	59	-	59
General and administrative expenses	(6,095)	-	(6,095)
Selling expenses	(7,599)	875	(6,724)
Other operating results, net	352	-	352
Profit from operations	2,717	1,722	4,439
Share of profit of associates and joint ventures	(1,140)	(54)	(1,194)
Profit from operations before financing and taxation	1,577	1,668	3,245
Finance income	2,467	-	2,467
Finance cost	(17,166)	(11)	(17,177)
Other financial results	99	-	99
Inflation adjustment	(338)	-	(338)
Financial results, net	(14,938)	(11)	(14,949)
Income before income tax	(13,361)	1,657	(11,704)
Income tax	1,714	(113)	1,601
Income for the period from continuing operations	(11,647)	1,544	(10,103)
Loss for the period from discontinued operations	309	-	309
Profit for the period	(11,338)	1,544	(9,794)

The effect on the retained earnings as of July 1, 2018 for the first implementation of IFRS 9 and 15 is as follows:

	07.01.18
	Implementation of IFRS 15	Implementation of IFRS 9	Total
ASSETS
Non-current assets
Trading properties	(4,438)	-	(4,438)
Investment in associates and joint ventures	158	(257)	(99)
Deferred income tax assets	(229)	-	(229)
Trade and other receivables	707	(125)	582
Total non-current assets	(3,802)	(382)	(4,184)
Current assets
Trading properties	(1,043)	-	(1,043)
Groups of assets held for sale	416	88	504
Total current assets	(627)	88	(539)
TOTAL ASSETS	(4,429)	(294)	(4,723)
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)	92	(226)	(134)
Non-controlling interest	235	(317)	(82)
TOTAL SHAREHOLDERS' EQUITY	327	(543)	(216)
LIABILITIES
Non-current liabilities
Trade and other payables	-	280	280
Income tax and minimum presumed income tax liabilities	(53)	(112)	(165)
Borrowings	(1,924)	-	(1,924)
Total non-current liabilities	(1,977)	168	(1,809)
Current liabilities
Trade and other payables	(2,779)	-	(2,779)
Income tax and minimum presumed income tax liabilities	-	81	81
Total Current liabilities	(2,779)	81	(2,698)
TOTAL LIABILITIES	(4,756)	249	(4,507)
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	(4,429)	(294)	(4,723)

2.3
Comparability of information

Balance items as of June 30, 2018 and March 31, 2018 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1).Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Shufersal. See note 4.(l) to Annual Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2019 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2018, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Sale of Jatobá

On June 13, 2018, the Group, through its subsidiary Brasilagro, entered into an agreement to sell a total area of 9,784 hectares (7,485 hectares of agricultural land) from Jatobá Establishment, a rural property located in the municipality of Jaborandi.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On July 31, 2018, the buyer made the payment of the first installment of 300,000 bags of soybeans, for an amount of Ps. 156, in accordance with the conditions set in the contract, obtaining the deed and enabling the accounting recognition of the income by the Group, for the value of 285 bags per useful hectare, equivalent to Ps. 916. The outstanding amount will be paid in six annual installments.

Sale of Alto Taquari

On November 21, 2018, the Group, through its subsidiary Brasilagro, entered into a sale agreement for 103 hectares of the Alto Taquari farmlands. The sale price is 1,100 bags of soybeans per useful hectare equivalent to
Ps. 63.4. The buyer made the initial payment of 22,656 bags of soybeans equivalent to Ps. 14; and the balance will be paid in eight semi-annual installments. The result of the operation recognized in the current period was Ps. 51.

Payment of management fee

On January 10, 2019, the deferred fees for the 2012-2016 period and the accrued fees from 2017 to June 2018 corresponding to the management agreement signed with CAMSA for the total amount of Ps. 1,130 were paid. The payment was made approximately one third in cash, one third with shares of IRSA and one third with shares of IRSA CP, both owned by the Company. The aforementioned payment was approved by the Board of Directors of the Company and the Audit Committee.

Urban properties and investments business

Operations Center Argentina

Dividend distribution

On October 29, 2018 the Shareholder’s meeting of Cresud’s subsidiary IRSA was held, whereby the distribution of a dividend in kind for an equivalent of Ps. 1,412 to the date of the assembly payables in shares of IRSA CP was resolved. For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps. 220 per share. The number of shares distributed amounted to 6,418,182, of which Cresud has received 4,068,097. This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 780, restated as of the date of these financial statements.

Sale of Tarshop

On February 14, 2019, IRSA CP sold its entire stake in Tarshop to BHSA. With this acquisition BHSA. became the holder of 100% of the capital of said company. The price of the operation was established at USD 0.1, which have already been received.

The parties agreed that the seller will be entitled to a variable compensation, if the buyer, in a period not exceeding 2 years, sell all or part of the participation to a third party.

The result transcended to third parties for this transaction was approximately Ps. 115.

Purchase of equity interest in HASA (owner of Libertador Hotel)

On February 28, 2019, IRSA reported acquired, from an unrelated third party, the twenty percent (20%) of HASA for an amount of USD 1.2 . As a result of this acquisition, IRSA holds 100% of HASA's share capital. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the controlling shareholders by Ps. 2 restated to these financial statements.

Operations Center Israel

Sale of a subsidiary of IDBT

On August 14, 2018, the Board of Directors of IDB Tourism approved its engagement in a memorandum of understanding for the sale of 50% of the issued share capital of a company which manages the incoming tourism operation which is held by Israir for a total consideration of NIS 26 million (approximately Ps. 260 as of the date of the transaction). This transaction does not change the intentions of selling the whole investment in IDBT, which the management of the company expects to complete before June 2019.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of Clal shares

On January 2, 2019 and August 30, 2018 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 4.5% and 5% respectively of its stake in Clal through a swap transactions in the same conditions that applied to the swap transactions described in Note 4 to the Annual Consolidated Financial Statements. The consideration was set at an amount of approximately NIS 300 million (equivalent to approximately Ps. 3,036 as of the transaction date). After the completion of the transactions, IDBD’s interest in Clal was reduced to 25.3% of its share capital. (See note 35).

Additionally, on January 2, 2019 the swap transaction was completed with respect to 555,788 shares of Clal, which constitute 1% of the issued capital of Clal. It is hereby clarified that the terms of the swap transaction will remain in effect with respect to the balance of shares of Clal which are the subject of the swap transaction, which constitute approximately 29% of the issued capital of Clal as of the date of these financial statements (See note 35).

Agreement to sell plot of land in USA

In August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 (approximately Ps. 739 as of the date of issuance of these financial statements). The same has already been concrete.

Interest increase in DIC

On July 5, 2018 Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 million (equivalent to Ps. 227 as of that date), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling shareholders by Ps. 14.

Sale of Shufersal shares

On November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 million (approximately Ps. 4,166 as of the date of the transaction). After this transaction, the group holding went down to 26.02% approximately.

Sale of real estate

In October 2018, a subsidiary of Ispro signed an agreement for the sale of all of its rights in real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86 million. (equivalent to 3,483 at the date of the transaction). The same has already been concrete.

Increase in participation in PBC

In December 2018 and February 2019, DIC acquired an additional 4.38% of PBC in the market for NIS 81 million (equivalent to Ps. 823 as of the date of each transaction). The present transactions were accounted for as equity transactions, generating an increase in net equity attributable to the controlling company for Ps. 58 restated as of the date of these financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Repurchase of own shares by DIC

In December 2018, DIC's Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2019 amounting up to NIS 120 million (approximately Ps.1,432 as of the date of these financial statements). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

Since December 2018 as of the date of these financial statements, DIC acquired 12.2 million shares for a total amount of NIS 119 million (approximately Ps. 1,169 as of the date of each transaction). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 million (approximately Ps. 100 as of that date).

As a result of the operations described above, the participation of Dolphin IL in DIC increased aproximately by 5.4%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 76, restated as of the date of these financial statements.

Increase in participation in Cellcom

In December 2018, Discount Investment exercised 1.5 million options (Series 1) of Cellcom held by it in the amount of NIS 31 million (approximately Ps. 302 as of that date). In addition, in December 2018 and February 2019, DIC acquired shares of Cellcom at a cost of NIS 19 million (approximately Ps. 205 at the date of each transaction). As a result of the exercise of the options and the acquisition, the share of DIC in Cellcom increased by 0.9%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for
Ps. 102, restated as of the date of these financial statements.

Increase in participation in Elron

In November and December 2018 DIC acquired an additional 9.2% of Elron in the market for NIS 31 million (equivalent to Ps. 311 as of that date). This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 25, restated as of the date of these financial statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2018 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, except for what is mentioned in Note 6, (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. As described in Note 4.(l) to the Annual Financial Statements, the Group lost control of Shufersal as of June 30, 2018 and has reclassified its results to discontinued operations. Segment information for the period ended March 31, 2018 has been recast for the purposes of comparability with the present period

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended March 31, 2019 and 2018:

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended March 31, 2019:

	03.31.19
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	7,809	7,536	38,885	46,421	54,230	(45)	1,803	(287)	55,701
Costs	(6,601)	(1,494)	(25,403)	(26,897)	(33,498)	31	(1,882)	108	(35,241)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	957	-	-	-	957	-	-	160	1,117
Changes in the net realizable value of agricultural products after harvest	8	-	-	-	8	-	-	-	8
Gross profit	2,173	6,042	13,482	19,524	21,697	(14)	(79)	(19)	21,585
Gain from disposal of farmlands	59	-	-	-	59	-	-	-	59
Net (loss) / profit from fair value adjustment of investment properties	(22)	(5,902)	1,248	(4,654)	(4,676)	(62)	-	-	(4,738)
General and administrative expenses	(662)	(1,307)	(4,151)	(5,458)	(6,120)	9	-	16	(6,095)
Selling expenses	(696)	(521)	(5,513)	(6,034)	(6,730)	3	-	3	(6,724)
Other operating results, net	319	(438)	351	(87)	232	122	-	(2)	352
Profit / (Loss) from operations	1,171	(2,126)	5,417	3,291	4,462	58	(79)	(2)	4,439
Share profit / (loss) of associates and joint ventures	8	(873)	(263)	(1,136)	(1,128)	(66)	-	-	(1,194)
Segment profit / (loss)	1,179	(2,999)	5,154	2,155	3,334	(8)	(79)	(2)	3,245

Reportable assets	23,719	92,810	377,927	470,737	494,456	(397)	-	29,850	523,909
Reportable liabilities	-	-	(327,827)	(327,827)	(327,827)	-	-	(91,258)	(419,085)
Net reportable assets	23,719	92,810	50,100	142,910	166,629	(397)	-	(61,408)	104,824

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended March 31, 2018:

	03.31.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	6,843	6,778	30,455	37,233	44,076	(63)	2,159	(168)	46,004
Costs	(5,874)	(1,417)	(18,906)	(20,323)	(26,197)	39	(2,209)	76	(28,291)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	683	-	-	-	683	3	-	73	759
Changes in the net realizable value of agricultural products after harvest	170	-	-	-	170	-	-	-	170
Gross profit	1,822	5,361	11,549	16,910	18,732	(21)	(50)	(19)	18,642
Net gain from fair value adjustment of investment properties	296	5,728	2,118	7,846	8,142	(56)	-	-	8,086
General and administrative expenses	(607)	(1,127)	(3,700)	(4,827)	(5,434)	27	-	12	(5,395)
Selling expenses	(807)	(511)	(5,160)	(5,671)	(6,478)	9	-	9	(6,460)
Other operating results, net	715	(134)	1,282	1,148	1,863	23	-	-	1,886
Management fees	-	-	-	-	-	-	(886)	-	(886)
Profit from operations	1,419	9,317	6,089	15,406	16,825	(18)	(936)	2	15,873
Share profit / (loss) of associates and joint ventures	14	287	(416)	(129)	(115)	388	-	-	273
Segment profit	1,433	9,604	5,673	15,277	16,710	370	(936)	2	16,146

Reportable assets	18,778	94,044	326,048	420,092	438,870	(1,695)	-	-	437,175
Reportable liabilities	-	-	(288,428)	(288,428)	(288,428)	-	-	54,143	(234,285)
Net reportable assets	18,778	94,044	37,620	131,664	150,442	(1,695)	-	54,143	202,890

 (i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes Ps. (79) and Ps. (50) corresponding to Expenses and FPC as of March 31, 2019 and 2018, respectively and Ps. (886) corresponding to management fees, as of March 31, 2018.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 4,081 and Ps. 3,489 as of March 31, 2019 and 2018, respectively.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	03.31.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	4,113	-	-	3,696	7,809
Costs	(3,539)	(16)	-	(3,046)	(6,601)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	961	-	-	(4)	957
Changes in the net realizable value of agricultural products after harvest	8	-	-	-	8
Gross profit / (loss)	1,543	(16)	-	646	2,173
Gain from disposal of farmlands	-	59	-	-	59
Net gain from fair value adjustment of investment properties	-	(22)	-	-	(22)
General and administrative expenses	(404)	(1)	(116)	(141)	(662)
Selling expenses	(363)	(1)	-	(332)	(696)
Other operating results, net	299	-	-	20	319
Profit / (loss) from operations	1,075	19	(116)	193	1,171
Share of profit of associates and joint ventures	29	-	-	(21)	8
Segment profit / (loss)	1,104	19	(116)	172	1,179

Investment properties	1,634	-	-	-	1,634
Property, plant and equipment	13,859	47	-	486	14,392
Investments in associates	241	-	-	31	272
Other reportable assets	6,534	-	-	887	7,421
Reportable assets	22,268	47	-	1,404	23,719

	03.31.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	3,861	-	-	2,982	6,843
Costs	(3,079)	(19)	-	(2,776)	(5,874)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	688	-	-	(5)	683
Changes in the net realizable value of agricultural products after harvest	170	-	-	-	170
Gross profit / (loss)	1,640	(19)	-	201	1,822
Net gain from fair value adjustment of investment properties	-	296	-	-	296
General and administrative expenses	(373)	(2)	(107)	(125)	(607)
Selling expenses	(578)	-	-	(229)	(807)
Other operating results, net	(139)	808	-	46	715
Profit / (loss) from operations	550	1,083	(107)	(107)	1,419
Share of profit of associates and joint ventures	14	-	-	-	14
Segment profit / (loss)	564	1,083	(107)	(107)	1,433

Investment properties	1,062	-	-	-	1,062
Property, plant and equipment	12,115	54	-	365	12,534
Investments in associates	229	-	-	48	277
Other reportable assets	4,312	-	-	593	4,905
Reportable assets	17,718	54	-	1,006	18,778

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	03.31.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	4,256	1,038	625	1,539	7	-	71	7,536
Costs	(349)	(45)	(254)	(769)	(3)	-	(74)	(1,494)
Gross profit / (loss)	3,907	993	371	770	4	-	(3)	6,042
Net (loss) / profit from fair value adjustment of investment properties	(10,204)	3,181	1,257	-	3	-	(139)	(5,902)
General and administrative expenses	(464)	(106)	(120)	(239)	(56)	(265)	(57)	(1,307)
Selling expenses	(287)	(47)	(24)	(154)	-	-	(9)	(521)
Other operating results, net	(64)	(16)	(148)	25	(6)	-	(229)	(438)
(Loss) / Profit from operations	(7,112)	4,005	1,336	402	(55)	(265)	(437)	(2,126)
Share of profit / (loss) of associates and joint ventures	-	-	(20)	-	(360)	-	(493)	(873)
Segment (loss) / profit	(7,112)	4,005	1,316	402	(415)	(265)	(930)	(2,999)

Investment and trading properties	47,829	22,686	18,086	-	64	-	100	88,765
Property, plant and equipment	165	71	-	1,315	129	-	617	2,297
Investment in associates and joint ventures	-	-	267	-	(3,045)	-	4,183	1,405
Other reportable assets	73	78	117	16	-	-	59	343
Reportable assets	48,067	22,835	18,470	1,331	(2,852)	-	4,959	92,810

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.° 1 F° 1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

For the nine-month period ended March 31, 2019, the net loss from the fair value adjustment of investment property amounted to Ps. (5,902), and it was generated by:
Shopping Malls Segment
The net result of shopping malls was affected by:
a)
an increase of Ps. 98, originated mainly by a rise in the country risk component of the discount rate WACC seeks to discount the flow of funds basis points in the discount rate, representing a decrease of Ps. 5,408 million in the value of shopping Malls;
b)
negative result of 2,591 million due to a decrease due to the conversion to USD of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow
   c)    positive impact of Ps. 14,886 million as a result of the conversion to pesos of the value of shopping malls in dollars based on the exchange rate at the end of the period (depreciation of the Argentine peso of 50% against the dollar).

Offices, Sales and developments, International and Other Segments
The net result of the properties included in these segments increased during the nine-month period to March 31, 2019, mainly as a result of the impact of the depreciation of the Argentine peso by 50% and of the additions that occurred during the period.

Additionally, due to the impact of the inflation adjustment Ps. 29,402 were reclassified to “inflation adjustment”.

	03.31.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	4,761	636	132	1,238	-	-	11	6,778
Costs	(407)	(46)	(88)	(831)	-	-	(45)	(1,417)
Gross profit / (loss)	4,354	590	44	407	-	-	(34)	5,361
Net gain / (loss) from fair value adjustment of investment properties	5,463	(85)	365	-	-	-	(15)	5,728
General and administrative expenses	(393)	(102)	(91)	(260)	(70)	(189)	(22)	(1,127)
Selling expenses	(293)	(50)	(26)	(139)	-	-	(3)	(511)
Other operating results, net	(65)	(6)	(39)	(14)	(25)	-	15	(134)
Profit / (Loss) from operations	9,066	347	253	(6)	(95)	(189)	(59)	9,317
Share of profit of associates and joint ventures	-	-	(11)	-	14	-	284	287
Segment profit / (loss)	9,066	347	242	(6)	(81)	(189)	225	9,604

Investment and trading properties	58,785	14,518	11,365	-	-	-	463	85,131
Property, plant and equipment	139	115	-	1,386	94	-	-	1,734
Investment in associates and joint ventures	-	-	274	-	1,023	-	5,552	6,849
Other reportable assets	84	72	118	19	-	-	37	330
Reportable assets	59,008	14,705	11,757	1,405	1,117	-	6,052	94,044

Below is a summarized analysis of the lines of business of Group’s operations center in Israel:

	03.31.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	10,621	-	27,134	-	-	1,130	38,885
Costs	(4,787)	-	(20,140)	-	-	(476)	(25,403)
Gross profit	5,834	-	6,994	-	-	654	13,482
Net loss from fair value adjustment of investment properties	1,248	-	-	-	-	-	1,248
General and administrative expenses	(527)	-	(2,374)	-	(511)	(739)	(4,151)
Selling expenses	(198)	-	(5,089)	-	-	(226)	(5,513)
Other operating results, net	-	-	-	-	218	133	351
Profit / (Loss) from operations	6,357	-	(469)	-	(293)	(178)	5,417
Share of (loss) / profit of associates and joint ventures	(154)	340	-	-	-	(449)	(263)
Segment profit / (loss)	6,203	340	(469)	-	(293)	(627)	5,154

Reportable assets	207,825	15,934	81,568	16,209	30,968	25,423	377,927
Reportable liabilities	(161,409)	-	(64,287)	-	(89,883)	(12,248)	(327,827)
Net reportable assets	46,416	15,934	17,281	16,209	(58,915)	13,175	50,100

	03.31.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	6,111	-	23,595	-	-	749	30,455
Costs	(1,940)	-	(16,660)	-	-	(306)	(18,906)
Gross profit	4,171	-	6,935	-	-	443	11,549
Net gain from fair value adjustment of investment properties	2,118	-	-	-	-	-	2,118
General and administrative expenses	(440)	-	(2,256)	-	(447)	(557)	(3,700)
Selling expenses	(128)	-	(4,843)	-	-	(189)	(5,160)
Other operating results, net	214	-	251	-	706	111	1,282
Profit / (Loss) from operations	5,935	-	87	-	259	(192)	6,089
Share of (loss) / profit of associates and joint ventures	(68)	-	-	-	-	(348)	(416)
Segment profit / (loss)	5,867	-	87	-	259	(540)	5,673

Reportable assets	142,571	65,536	51,548	17,415	24,702	24,276	326,048
Reportable liabilities	(111,808)	(47,529)	(40,606)	-	(75,329)	(13,156)	(288,428)
Net reportable assets	30,763	18,007	10,942	17,415	(50,627)	11,120	37,620

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	03.31.19	06.30.18
Beginning of the period / year	33,754	16,919
Adjustment previous periods (IFRS 9 and 15)	(99)	-
Increase in equity interest in associates and joint ventures	346	(639)
Issuance of capital and contributions	47	305
Capital reduction	(389)	(470)
Decrease of interest in associates	(4,610)	(481)
Share of loss	(1,194)	(2,062)
Transfer to borrowings to associates	-	(302)
Currency translation adjustment	1,449	2,432
Incorporation of deconsolidated subsidiary, net	-	18,734
Dividends (i)	(996)	(528)
Liquidation distribution	-	(102)
Reclassification to held for sale	-	(78)
Others	(94)	26
End of the period / year (ii)	28,214	33,754

 (i)
See Note 27.
(ii)
As of March 31, 2019 and June 30, 2018 includes Ps. (4,067) of New Lipstick and Ps. (14) of Puerto Retiro and as of the June 30, 2018 Ps. (3,489) of New Lipstick, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19)

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	03.31.19	06.30.18	03.31.19	06.30.18	03.31.19	03.31.18
Associates
New Lipstick (1)	49.96%	49.90%	(4,067)	(3,489)	(577)	(6)
Tarshop (2)	N/A	20.00%	N/A	176	N/A	(9)
BHSA	29.91%	29.91%	3,930	4,668	(533)	348
Condor	18.89%	18.90%	996	991	68	11
PBEL	45.00%	45.00%	1,492	1,493	120	65
Shufersal	26.02%	33.56%	15,934	18,735	1,416	(725)
Other associates	-	-	2,719	3,385	(300)	(94)

Joint ventures
Quality	50.00%	50.00%	1,609	1,523	61	118
La Rural S.A.	50.00%	50.00%	25	249	53	(9)
Mehadrin	45.41%	45.41%	3,056	3,233	(116)	(379)
Cresca S.A.	50.00%	50.00%	15	1	13	647
Other joint ventures	-	-	2,505	2,789	50	(746)
Total associates and joint ventures			28,214	33,754	255	(779)

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Last financial statement issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders' equity
Associates
New Lipstick (1)	U.S.	Real estate	N/A	N/A	(*) (24)	(*) (202)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) 37	(***) 9,906
Condor	U.S.	Hotel	2,245,100	N/A	(*) (1)	(*) 108
PBEL	India	Real estate	450	(**) 1	(**) (18)	(**) (520)
Shufersal	Israel	Retail	79,282,087	(**) 242	(**) 198	(**) 1,796

Joint ventures
Quality	Argentina	Real estate	714,498	1	49	195
La Rural S.A.	Argentina	Organization of events	1,509,889	(**) 3	(**) (35)	(**) (544)

(1)
On March 4th 2019, Metropolitan a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, for an amount of USD 11 plus a contingent amount over the option price on part of the parcel of the land where the Lipstick building is built. The debt is due on April 30, 2021. Metropolitan decided to not exercise the option to purchase a part of the parcel of land where the Lipstick Building was built in New York City. The period available for IRSA to exercise such purchase option expired on April 30, 2019. Metropolitan's decision to not exercise this option does not constitute an event of default under any agreement or other undertaking to which Metropolitan or any of its affiliates is a party.
(2)
See Note 4. Sale of Tarshop

(*)
  Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a nine-month lag, including material adjustments, if any.
(**)
  Amounts in millions of NIS.
(***)
Information as of March 31, 2019 according to BCRA's standards.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Puerto Retiro (joint venture):

At present, this 8.3 hectare plot of land, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

The Company was involved in a judicial bankruptcy action brought by the National Government, to which this Board of Directors is totally alien. Management and legal counsel of the Company believe that there are sufficient legal and technical arguments to consider that the petition for extension of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. The dictation of the sentence is expected. On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgement will be read on November 11, 2018. From that moment, all the parties were able to present the appeals. Given this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Supreme Court of Justice of the Nation.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of this complaint, the Federal Oral Court No. 5 formed an incident and ordered and executed the closure of the property where the lease agreements were being executed (a heliport and a mooring), in order to enforce compliance with the measure before mentioned. As a result of this circumstance, it was learned that the proceedings were turned over to the Criminal Chamber for the allocation of the court to investigate the possible commission of a crime of disobedience. As of the date of issuance of these financial statements there has been no news about the progress of this cause

Faced with the evolution of the legal cases that affect it and based on the reports of its legal advisors, Puerto Retiro Management has decided to register an allowance equivalent to 100% of the book value of its investment property, without prejudice to reverse it when a favorable ruling is obtained in the interposed actions.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Total as of 03.31.19	Total as of 06.30.18
Fair value at the beginning of the period / year	1,314	201,572	17,858	12,011	232,755	184,551
Additions	-	835	345	3,661	4,841	5,272
Capitalized finance costs	-	-	-	28	28	122
Capitalized leasing costs	-	9	-	-	9	33
Amortization of capitalized leasing costs (i)	-	(6)	-	-	(6)	(7)
Transfers	-	1,683	(524)	(1,159)	-	-
Transfers to property, plant and equipment	(815)	(631)	-	-	(1,446)	(35)
Transfers from property, plant and equipment (ii)	2,125	-	-	-	2,125	3,153
Transfers to / from trading properties	-	-	(69)	616	547	363
Transfers to assets held for sale	-	-	-	-	-	(741)
Assets incorporated by business combination	-	-	-	-	-	169
Deconsolidation	-	-	-	-	-	(6,613)
Disposals	(1,133)	(900)	(1,464)	-	(3,497)	(784)
Currency translation adjustment	165	11,474	189	1,001	12,829	31,593
Net gain from fair value adjustment	(22)	(9,332)	1,062	3,554	(4,738)	15,679
Fair value at the end of the period / year	1,634	204,704	17,397	19,712	243,447	232,755

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 24).
(ii)
As of March 31, 2019 and June 30, 2018 includes Ps. 1,776 and Ps. 519, respectively, corresponding to the difference between valuation at cost and fair value.

The following amounts have been recognized in the Statements of Income:

	03.31.19	03.31.18
Rental and services income	14,572	13,325
Direct operating expenses	(3,858)	(3,719)
Development expenses	(3,521)	(974)
Net realized gain from fair value adjustment of investment properties	1,270	622
Net unrealized gain from fair value adjustment of investment properties	(6,008)	7,464

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 03.31.19	Total as of 06.30.18
Costs	12,673	895	7,488	1,485	55,881	6,999	85,421	110,420
Accumulated depreciation	(1,023)	(149)	(4,349)	(997)	(42,196)	(3,381)	(52,095)	(49,730)
Net book amount at the beginning of the period / year	11,650	746	3,139	488	13,685	3,618	33,326	60,690

Additions	339	247	278	33	2,310	1,222	4,429	7,276
Disposals	(39)	-	(1)	(1)	(17)	(3)	(61)	(771)
Deconsolidation	-	-	-	-	-	-	-	(41,270)
Impairment / recovery	-	-	-	-	-	-	-	(147)
Assets incorporated by business combinations	-	-	-	-	-	-	-	349
Currency translation adjustment	339	50	77	24	936	312	1,738	15,967
Transfers from investment properties	815	-	14	-	-	617	1,446	18
Transfers to investment properties	(349)	-	1	-	-	-	(348)	(2,634)
Transfers	1	-	(3)	-	-	-	(2)	-
Depreciation charges (i)	(102)	(107)	(234)	(40)	(1,814)	(880)	(3,177)	(6,152)
Balances at the end of the period / year	12,654	936	3,271	504	15,100	4,886	37,351	33,326

Costs	13,785	1,190	7,792	1,547	60,111	8,457	92,882	85,377
Accumulated depreciation	(1,131)	(254)	(4,521)	(1,043)	(45,011)	(3,571)	(55,531)	(52,051)
Net book amount at the end of the period / year	12,654	936	3,271	504	15,100	4,886	37,351	33,326

(i)
Amortization charge was recognized in the amount of Ps. 2,599 under "Costs", in the amount of Ps. 282 under "General and administrative expenses" and Ps. 63 under "Selling expenses" as of March 31, 2019, in the Statements of Income (Note 24) and Ps. 233 were capitalized as part of the cost of the biological assets

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 03.31.19	Total as of 06.30.18
Beginning of the period / year	3,741	7,851	2,543	14,135	11,274
Adjustment previous periods (IFRS 15)	(997)	(4,484)	-	(5,481)	-
Additions	-	2,497	9	2,506	3,108
Capitalized finance costs	-	67	-	67	16
Currency translation adjustment	(281)	(50)	11	(320)	2,805
Transfers	2,250	(1,919)	(331)	-	(1)
Transfers from intangible assets	(1)	-	-	(1)	24
Transfers to investment properties	-	(547)	-	(547)	(363)
Disposals due to sales	(3,270)	-	-	(3,270)	(2,728)
Disposals due to advance in work in progress	-	(842)	-	(842)	-
End of the period / year	1,442	2,573	2,232	6,247	14,135

Non-current				2,984	9,475
Current				3,263	4,660
Total				6,247	14,135

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 03.31.19	Total as of 06.30.18
Costs	4,547	4,649	6,220	9,854	4,478	4,322	34,070	33,097
Accumulated amortization	-	(269)	(4,547)	(6,580)	(2,080)	(2,676)	(16,152)	(11,060)
Net book amount at the beginning of the period / year	4,547	4,380	1,673	3,274	2,398	1,646	17,918	22,037
Additions	-	-	-	10	691	1,038	1,739	1,073
Disposals	-	-	-	-	(30)	-	(30)	-
Deconsolidation	-	-	-	-	-	-	-	(10,370)
Transfers to trading properties	-	-	-	-	2	(1)	1	(25)
Assets incorporated by business combination	-	-	-	-	44	-	44	1,689
Currency translation adjustment	283	263	82	24	145	190	987	6,813
Impairment	(118)	-	-	-	-	-	(118)	-
Amortization charges (i)	-	(58)	(108)	(888)	(636)	(739)	(2,429)	(3,299)
Balances at the end of the period / year	4,712	4,585	1,647	2,420	2,614	2,134	18,112	17,918

Costs	4,714	4,912	6,624	14,189	4,377	5,854	40,670	34,070
Accumulated amortization	(2)	(327)	(4,977)	(11,769)	(1,763)	(3,720)	(22,558)	(16,152)
Net book amount at the end of the period / year	4,712	4,585	1,647	2,420	2,614	2,134	18,112	17,918

(i)
Amortization charge was recognized in the amount of Ps. 694 under "Costs", in the amount of Ps. 627 under "General and administrative expenses" and Ps. 1.108 under "Selling expenses" as of March 31, 2019 in the Statements of Income (Note 24).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 03.31.19	Total as of 06.30.18
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	85	376	641	1,384	80	21	2,587	2,271
Purchases	-	-	-	80	234	-	314	247
Changes by transformation	(75)	75	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	819	292	12	(18)	-	1,105	1,025
Decrease due to harvest	-	(2,191)	(542)	-	-	-	(2,733)	(5,012)
Sales	-	-	-	(331)	(2)	-	(333)	(578)
Consumes	-	-	-	(2)	(193)	(2)	(197)	(10)
Costs for the period / year	421	2,919	349	329	8	4	4,030	4,459
Addition	-	-	-	-	-	-	-	-
Foreign exchange gain	1	58	46	14	-	-	119	185
Balances at the end of the period / year	432	2,056	786	1,486	109	23	4,892	2,587
	-							-
Non-current (Production)	-	-	-	1,260	17	23	1,300	1,288
Current (Consumable)	432	2,056	786	226	92	-	3,592	1,299
Net book amount at the end of the period / year	432	2,056	786	1,486	109	23	4,892	2,587

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. (6) and Ps. (251) for the nine-month periods ended March 31, 2019 and for the fiscal year ended June 30, 2018, respectively; amounts of Ps. (34) and Ps. (177), was attributable to price changes, and amounts of Ps. (28) and Ps. (74), was attributable to physical changes, respectively.

During the nine-month period ended March 31, 2019, there were transfers between the fair value hierarchies 1 and 3 of grain seeding (due to the degree of phenological growth of the crop) for Ps. 75. There were also no reclassifications between categories thereof.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. 2,744 and Ps. 5,058 for the nine-month period ended March 31, 2019 and the year ended June 30, 2018, respectively.

See information on valuation processes used by the entity in Note 13 to the Annual Financial Statements.

As of March 31, 2019 and June 30, 2018, the better and maximum use of biological assets shall not significantly differ from the current use.

13.
Inventories

Breakdown of Group’s inventories as of March 31, 2019 and June 30, 2018 are as follows:

	03.31.19	06.30.18
Crops	1,553	1,627
Materials and supplies	692	522
Seeds and fodders	130	221
Sugarcane	-	1
Beef	121	92
Agricultural inventories	2,496	2,463
Telephones and other communication equipment	1,182	842
Others	45	55
Total inventories	3,723	3,360

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
 Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 15 to the Annual Financial Statements.

Financial assets and financial liabilities as of March 31, 2019 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	36,633	-	-	-	36,633	9,100	45,733
Investment in financial assets:
- Public companies’ securities	-	-	-	198	198	-	198
- Private companies’ securities	-	-	-	1,946	1,946	-	1,946
- Deposits	3,497	-	-	-	3,497	-	3,497
- Bonds	-	-	656	-	656	-	656
- Mutual funds	-	-	-	-	-	-	-
- Convertible Notes	-	-	-	1,012	1,012	-	1,012
- Investments in financial assets with quotation	-	27,178	-	-	27,178	-	27,178

Derivative financial instruments:
- Crops options contracts	-	142	-	-	142	-	142
- Crops futures contracts	-	7	-	-	7	-	7
- Foreign-currency options contracts	-	5	-	-	5	-	5
- Foreign-currency future contracts	-	3	182	-	185	-	185
- Swaps	-	8	-	-	8	-	8
- Others	-	-	11	-	11	-	11
Restricted assets (i)	9,246	-	-	-	9,246	-	9,246
Financial assets held for sale
- Clal	-	16,209	-	-	16,209	-	16,209
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	7,847	-	-	-	7,847	-	7,847
- Short-term bank in deposits	211	-	-	-	211	-	211
- Mutual funds	52,253	243	-	-	52,496	-	52,496
- Short-term investments	-	1,812	-	-	1,812	-	1,812
Total assets	109,687	45,607	849	3,156	159,299	9,100	168,399

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
March 31, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 17)	21,802	-	-	-	21,802	5,329	27,131
Borrowings (excluding finance lease liabilities) (Note 20)	336,918	-	-	-	336,918	-	336,918
Finance lease obligations	329	-	-	-	329	-	329
Derivative financial instruments:
- Crops options contracts	-	43	-	-	43	-	43
- Crops futures contracts	-	5	-	-	5	-	5
- Foreign-currency options contracts	-	6	-	-	6	-	6
- Foreign-currency contracts	-	31	-	-	31	-	31
- Swaps	-	-	584	-	584	-	584
- Forwards	-	-	12	-	12	-	12
- Others	-	-	-	48	48	-	48
Total liabilities	359,049	85	596	48	359,778	5,329	365,107
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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	30,032	-	-	-	30,032	8,643	38,675
Investment in financial assets:
- Public companies’ securities	-	-	-	192	192	-	192
- Private companies’ securities	-	-	-	1,662	1,662	-	1,662
- Deposits	1,987	-	-	-	1,987	-	1,987
- Bonds	14	-	719	-	733	-	733
- Mutual funds	-	-	-	-	-	-	-
- Convertible Notes	-	-	-	1,129	1,129	-	1,129
- Investments in financial assets with quotation	-	33,217	-	-	33,217	-	33,217
Derivative financial instruments:
- Crops options contracts	-	43	-	-	43	-	43
- Crops futures contracts	-	81	-	-	81	-	81
- Foreign-currency options contracts	-	16	-	-	16	-	16
- Foreign-currency future contracts	-	-	101	-	101	-	101
- Swaps	-	-	-	-	-	-	-
- Others	-	-	23	-	23	-	23
Restricted assets (i)	9,144	-	-	-	9,144	-	9,144
Financial assets held for sale
- Clal	-	17,438	-	-	17,438	-	17,438
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	9,725	-	-	-	9,725	-	9,725
- Short-term bank in deposits	498	-	-	-	498	-	498
- Mutual funds	-	502	-	-	502	-	502
- Short-term investments	40,322	3,954	-	-	44,276	-	44,276
Total assets	91,722	55,251	843	2,983	150,799	8,643	159,442

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 17)	24,342	-	-	-	24,342	6,568	30,910
Borrowings (excluding finance lease liabilities) (Note 20)	312,182	-	-	-	312,182	-	312,182
Finance lease obligations	242	-	-	-	242	-	242
Derivative financial instruments:
- Crops options contracts	-	38	-	-	38	-	38
- Crops futures contracts	-	83	-	-	83	-	83
- Foreign-currency options contracts	-	26	-	-	26	-	26
- Foreign-currency contracts	-	64	11	-	75	-	75
- Swaps	-	1	67	-	68	-	68
- Forward contracts	-	-	168	-	168	-	168
- Others	-	13	-	33	46	-	46
Total liabilities	336,766	225	246	33	337,270	6,568	343,838

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts                because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2018.

As of March 31, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.
Véase nuestro informe de fecha 09/11/18Co. S.R.L

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Interest rate swaps	Cash flows - Theoretical price	Interest rate future contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
Promissory note	Discounted cash flows - Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
TGLT Non-Convertible Notes	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 13 Share price volatility 55% to 75% Market interest rate 8% to 9%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of March 31, 2019 and June 30, 2018:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Others	Investments in financial assets - Private companies’ Securities	Investments in financial assets - Convertible Notes	Total as of 03.31.19	Total as of 06.30.18
Balances at beginning of the period / year	192	(34)	1,750	1,042	2,950	1,910
Additions and acquisitions	-	-	110	-	110	826
Transfer to level 1	-	-	73	-	73	(179)
Currency translation adjustment	12	(4)	(9)	19	18	407
Deconsolidation	-	-	-	-	-	(185)
Write off	-	-	-	-	-	(95)
Gain / (loss) for the period / year (i)	(6)	(10)	22	(49)	(43)	266
Balances at the end of the period / year	198	(48)	1,946	1,012	3,108	2,950

(i) Included within “Financial results, net” in the Statements of Income.

Clal

As mentioned in Note 15 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. Following completion of the transactions mentioned in Note 4 to these Financial Statements, IDBD’s interest in Clal was reduced to 25.3% of its share capital. (See Note 35).

On March 29, 2019, the ultimate controlling shareholder of the Company has submitted to the Head of Capital Market, Insurance and Savings Authority a request for a control permit in Clal and Clal Insurance Company Ltd., a private company, approximately 99.8% of whose shares are held by Clal.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Three alternatives were submitted, the first one focused on receipt of a control permit in Clal through a special purpose vehicle to be formed by corporations controlled by the Company which would acquire the participation of IDBD in Clal. In addition, the two remaining alternatives, focuses on the method for holding Clal - holding through IDBD or through Discount Investment Corporation Ltd.

As of the date of these financial statements, no response has been received from the Capital Market, Insurance and Savings Authority Commission.

15.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2019 and June 30, 2018 are as follows:

	03.31.19	06.30.18
Trade, leases and services receivable	27,979	24,105
Less: allowance for doubtful accounts	(1,954)	(1,191)
Total trade receivables	26,025	22,914
Prepayments	7,658	6,855
Borrowings, deposits and other debit balances	6,594	4,627
Guarantee deposits	181	234
Tax receivables	1,178	1,155
Others	2,143	1,699
Total other receivables	17,754	14,570
Total trade and other receivables	43,779	37,484

Non-current	17,682	12,990
Current	26,097	24,494
Total	43,779	37,484

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Movements on the Group’s allowance for doubtful accounts were as follows:

	03.31.19	06.30.18
Beginning of the period / year	1,191	558
Adjustments previous periods (IFRS 9)	125	-
Additions (i)	468	505
Recoveries (i)	(44)	(50)
Currency translation adjustment	513	822
Deconsolidation	-	(208)
Receivables written off during the period / year as uncollectable	(211)	(430)
Inflation adjustment	(88)	(6)
End of the period / year	1,954	1,191

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 24).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2019 and 2018:
	Note	03.31.19	03.31.18
(Loss) / Profit for the period		(9,794)	10,468
Profit from discontinued operations		(309)	(1,924)
Adjustments for:
Income tax	21	(1,601)	(4,462)
Amortization and depreciation	24	5,379	4,861
(Gain) / Loss from disposal of property, plant and equipment		(1)	54
Net loss / (gain) from fair value adjustment of investment properties		4,738	(8,086)
Share-based compensation		32	68
Net gain from fair value adjustment of investment properties		-	(172)
Share-based compensation		-	-
Gain from disposal of intangible assets		(9)	-
Gain from disposal of intangible assets		-	-
Gain from disposal of subsidiary and associates		(604)	(576)
Gain from disposal of trading properties		(386)	-
Impairment of other assets		203	-
Unrealized gain from derivative financial instruments		-	-
Financial results, net		11,242	18,717
Provisions and allowances		789	1,186
Share of loss / (profit) of associates and joint ventures		1,194	(272)
Loss from revaluation of receivables arising from the sale of farmland		68	(41)
(Gain) / Loss from repurchase of Non-convertible Notes		(13)	2
Changes in net realizable value of agricultural products after harvest		(8)	(260)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(1,321)	(1,370)
Unrealized gain from derivative financial instruments		(91)	132
Other operating results		2	(2)
Gain from disposal of farmlands		(59)	-
Impairment of associates and joint ventures		118	-
Result from the revaluation of the participation held before the business combination		-	(808)
Granting Plan of actions		-	5

Changes in operating assets and liabilities:
(Increase) / Decrease in inventories		(352)	1,636
Decrease in trading properties		527	847
Increase in restricted assets		(130)	-
Decrease in trade and other receivables		1,358	971
Increase in trade and other payables		(2,250)	(4,265)
(Increase) / decrease in salaries and social security liabilities		(293)	307
Increase in provisions		(206)	(262)
(Increase) / Decrease in biological assets		(512)	56
Net variation in derivative financial instruments		94	81

Net cash generated by continuing operating activities before income tax paid		7,805	16,891
Net cash generated by discontinued operating activities before income tax paid		579	412
Net cash generated by operating activities before income tax paid		8,384	17,303

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2019 and 2018:

	03.31.19	03.31.18
Dividends not collected	(3)	(42)
Increase in investment properties through an increase in borrowings	23	-
Decrease in trade and other receivables through an increase in investments in subsidiaries, associates and joint ventures	5	-
Decrease in participation in subsidiaries, associates and joint ventures due to transient conversion differences	(775)	1
Increase in trade and other receivables through an increase in investments in associates and joint ventures	277	-
Increase in property, plant and equipment through a decrease in investment property	13	-
Increase in property, plant and equipment through an increase in trade and other payables	934	-
Decrease in trade and other receivable through an increase in investments in associates and joint venture	5	-
Decrease in associates and joint ventures through an increase in trade and other receivable	740	-
Decrease in investment in associates and joint ventures, through a decrease in equity	99	-
Registration of investment properties through a reduction of credits for sale and other credits	299	9
Increase in intangible assets through an increase in trade and other payables	211	-
Increase in properties for sale through an increase in borrowings		-
Increase in properties for sale through a decrease in investment properties		-
Purchase of non-controlling interest through reduction of credits for sale and other credits	-	26
Increase of intangibles through a decrease in properties for sale	1	-
Decrease in associates and joint ventures through an increase in trade and other receivable	838	-

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S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Trade and other payables

Group’s trade and other payables as of March 31, 2019 and June 30, 2018 were as follows:

	03.31.19	06.30.18
Trade payables	15,905	15,530
Sales, rental and services payments received in advance	2,769	5,086
Construction obligations	1,038	2,099
Accrued invoices	1,764	1,925
Deferred income	133	53
Total trade payables	21,609	24,693
Dividends payable to non-controlling shareholders	1,731	175
Taxes payable	457	685
Construction obligations	477	741
Management fees	-	1,923
Others	2,857	2,693
Total other payables	5,522	6,217
Total trade and other payables	27,131	30,910

Non-current	4,630	5,278
Current	22,501	25,632
Total	27,131	30,910

18.
Equity

Cresud’s Shareholder’s meeting

On October 29, 2018, the Shareholders' Meeting of Cresud was held, which approved, among other things: (i) to allocate the profit for the fiscal year ended June 30, 2018, which showed a profit of Ps. 4,983, to the integration of a special reserve that may be allocated to the distribution of future dividends, to the development of projects and businesses aligned with the business plan of the Company or for the cancellation of liabilities, delegating to the board of Directors the implementation of the actions necessary for the application of the funds to any of said destinations; (ii) allocate the unallocated results in the amount of Ps. 9,646 to the constitution of a special reserve that may be destinated for future dividends, to the development of projects and businesses aligned with the business plan of the Company or for the cancellation of liabilities; restated at 03.31.2019 amount to Ps. 20,820;(iii) the distribution of treasury shares for up to the sum of 20,656,215 shares, allocating (a) the amount of 93,020 shares to the incentive plan for employees of the Company and (b) the amount of 20,563,195 to the shareholders in proportion to their stake; and (ii) amend articles of the corporate statute numbers eighth (related to the issuance of shares), eleventh (referred to Negotiable Obligations) and twenty-second (related to the Audit Committee), to adapt it to the new legal provisions.

Distribution of treasury shares

In accordance with the resolutions Shareholders' Meeting held on October 29, 2018 and the provisions of the Board of Directors of Cresud on the same day, the distribution of treasury stock of the Company duly acquired by a company took place on November 12, 2018. The number of shares distributed was 20,656,215, which constitutes 0.043 shares per ordinary share and 0.43 per ADS, and a percentage of 4.12% of the capital of Ps. 502 and 4.29% of the net capital which exclude treasury shares of Ps. 481.

Buyback plan of Cresud shares

On December 5, 2018, the Board of Directors of Cresud approved the buyback plan and established the terms and conditions for the acquisition of treasury shares, under the terms of Article 64 of Law No. 26,831 and the rules of the CNV, for up to a maximum amount of Ps. 300 million and up to 10% of the share capital in the form of ordinary shares or ADSs, up to a daily limit of up to 25% of the average volume of shares in both markets, during the previous 90 business days, and at a maximum price of up to US $ 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the quotation at the exchange rate of the Argentine National Bank. at the time of each purchase. Likewise, on March 1, 2019, the Board of Directors of Cresud approved the extension of the repurchase period for a period of 30 days in addition to that duly approved.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On March 13, 2019, the completion of the repurchase plan was announced, where the Company acquired the equivalent of 6,394,009 ordinary shares representing 99.97% of the approved program and 1.27% of Cresud's capital stock. 1,095,009 ordinary shares for a total of Ps. 52 and 529,900 ADRs (representing 5,299,000 ordinary shares) for a total of US Ps. 6.5 (equivalent to Ps. 248). As of the date of issuance of these financial statements, no deadline has been established for the sale of the shares acquired.

On March 14, 2019, the Board of Directors of Cresud approved a new repurchase of the securities issued by the Company and established the terms and conditions for the acquisition of own shares issued by the Company, under the terms of Article 64 of the Law Nº 26,831 and CNV regulations, for up to a maximum amount of Ps. 300 million and up to 10% of the share capital in the form of ordinary shares or ADS, up to a daily limit of up to 25% of the average volume of transactions Daily that the shares of the Company have experienced, jointly in the markets that it quotes, during the previous 90 business days, and a maximum of up to US $ 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the quotation at the buyer's exchange rate of the Banco de la Nación Argentina in force at the time of each purchase. Likewise, the repurchase term was set, up to 90 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange. As of March 31, 2019, the Company has not repurchased shares through this plan. As of the date of issuance of these financial statements, a deadline for the sale of the shares to be acquired has not been established

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Other provisions	Total as of 03.31.19	Total as of 06.30.18
Beginning of period / year	1,489	3,489	236	1,369	6,583	3,352
Additions	339	383	-	155	877	3,896
Inflation adjustment	(37)	-	-	-	(37)	(18)
Recovery	(248)	-	(10)	-	(258)	(683)
Deconsolidation	-	-	-	-	-	(656)
Currency translation adjustment	118	209	13	291	631	675
Incorporated by business combination	-	-	-	-	-	17
End of period / year	1,661	4,081	239	1,815	7,796	6,583

Non-current					6,116	5,076
Current					1,680	1,507
Total					7,796	6,583

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative net worth. The increases and recoveries are included in "Share of profit of associates and joint ventures ".

There were no significant changes to the processes mentioned in Note 20 to the Annual Financial Statements.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of March 31, 2019 and June 30, 2018 was as follows:

	03.31.19	06.30.18	03.31.19	06.30.18
NCN	276,233	253,275	272,801	341,982
Bank loans	55,425	52,016	51,529	65,317
Bank overdrafts	1,057	1,595	973	1,859
Other borrowings (i)	4,532	5,538	6,082	9,085
Total borrowings (ii)	337,247	312,424	331,385	418,243

Non-current	279,275	266,768
Current	57,972	45,656
Total	337,247	312,424

(i)
Includes finance leases in the amount of Ps. 329 and Ps. 242 as of December 31 and June 30, 2018, respectively.
(ii)
Includes Ps. 279,719 and Ps. 257,272 as of March 31 and June 30, 2018, respectively, corresponding to the Operations Center in Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
Cresud	Class XXIV	Nov-18	USD 73.6	11/14/2020	9.00% n.a	At expiration	quarterly
Cellcom	SERIES K	Jul-18	NIS 220	07/05/2026	3.55% e.a.	Annual payments since 2021	annually	(1)
Cellcom	SERIES K	Dec-18	NIS 187	07/05/2026	3.55% e.a.	Annual payments since 2021	annually
Cellcom	SERIES L	Dec-18	NIS 213	01/05/2028	3.55% e.a.	Annual payments since 2023	annually
PBC	SERIES I	Jul-18	NIS 507	06/29/2029	3.95% e.a.	At expiration	quarterly	(1)
Gav - Yam	SERIES A	Jul-18	NIS 320	10/31/2023	3.55% e.a.	Annual payments since 2021	biannually
Gav - Yam	SERIES A	Dec-18	NIS 351	10/31/2023	3.55% e.a.	Annual payments since 2021	biannually
Gav - Yam	SERIES H	Sep-18	NIS 596	06/30/2034	2.55% e.a.	At expiration	annually	(1)

(1)
Corresponds to an expansion of the series.

IDBD

On August 9, 2018 the Board of Directors of IDBD resolved to perform a partial prepayment of series M debentures of IDBD which took place on August 28, 2018. The partial prepayment amounted to NIS 146 million (approximately Ps 1,491 as of the date of issuance of these financial statements) which represents a 14.02% of the remaining amount of series M debentures.

21.
Taxation

The details of the Group’s income tax, is as follows:

	03.31.19	03.31.18
Current income tax	(1,175)	(999)
Deferred income tax	2,726	5,461
Minimum Presumed Income Tax	50	-
Income tax from continuing operations	1,601	4,462

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2019 and 2018:

	03.31.19	03.31.18
Tax calculated at the tax rates applicable to profits in the respective countries (*)	3,273	(1,263)
Permanent differences:
Share of profit of joint ventures and associates	86	28
Tax rate differential	537	5,578
Taxable profit of non-argentinian holding subsidiaries	(31)	-
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	(1,660)	(2,061)
Changes in fair value of financial instruments	(201)	-
Non-taxable profit, non-deductible expenses and others	(260)	1,412
Decrease in participation in subsidiaries	(278)	-
Permanent inflation adjustment	135	768
Income tax from continuing operations	1,601	4,462

(*) The Income Tax rate in effect in Argentina as of March 31, 2018 was 35%, while as of March 31, 2019 is 30%. See Note 22 to the Annual Financial Statements.

The gross movement in the deferred income tax account is as follows:

	03.31.19	06.30.18
Beginning of period / year	(36,706)	(41,280)
Adjustments previous periods (IFRS 9 and 15)	(64)	-
Incorporated by business combination	-	4,246
Currency translation adjustment	(672)	(5,498)
Revaluation surplus	(604)	(100)
Reserve for changes of non-controlling interest	210	(21)
Charged to the Statement of Income	2,726	5,947
End of the period / year	(35,110)	(36,706)

Deferred income tax assets	1,766	1,672
Deferred income tax liabilities	(36,876)	(38,378)
Deferred income tax liabilities, net	(35,110)	(36,706)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues
	03.31.19	03.31.18
Beef	2,662	2,319
Crops	2,250	2,192
Sugarcane	1,194	1,017
Cattle	281	331
Supplies	343	175
Dairy	-	144
Consignment	386	167
Advertising and brokerage fees	251	173
Agricultural rental and other services	91	31
Other	75	135
Income from sales and services from agricultural business	7,533	6,684
Trading properties and developments	4,245	852
Communication services	20,479	17,528
Sale of communication equipment	6,655	6,072
Rental and services	14,481	13,294
Hotel operations, tourism services and others	2,308	1,574
Income from sales and services from urban properties and investment business	48,168	39,320
Total revenues	55,701	46,004

23.
Costs
	03.31.19	03.31.18
Other operative costs	16	19
Cost of property operations	16	19
Beef	2,334	2,209
Crops	2,108	1,722
Sugarcane	980	892
Cattle	343	342
Supplies	240	190
Dairy	-	104
Consignment	44	31
Advertising and brokerage fees	176	149
Agricultural rental and other services	252	140
Cost of sales and services from agricultural business	6,477	5,779
Trading properties and developments	3,521	975
Communication services	15,199	12,565
Sale of communication equipment	4,940	4,098
Rental and services	3,844	3,713
Revenue from supermarkets	-	40
Hotel operations, tourism services and others	1,244	1,102
Cost of sales and services from sales and services from urban properties and investment business	28,748	22,493
Total costs	35,241	28,291

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.
	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 03.31.19	Total as of 03.31.18

Cost of sale of goods and services	-	8,595	-	-	8,595	5,205
Supplies and labors	3,147	2,516	1	18	5,682	4,562
Cost of sale of agricultural products and biological assets	-	2,934	-	-	2,934	2,561
Salaries, social security costs and other personnel expenses	244	3,415	2,382	2,416	8,457	7,688
Depreciation and amortization	233	3,299	909	1,171	5,612	5,112
Fees and payments for services	9	3,130	1,373	104	4,616	3,904
Maintenance, security, cleaning, repairs and others	47	2,349	379	187	2,962	2,371
Advertising and other selling expenses	-	309	8	1,175	1,492	1,920
Taxes, rates and contributions	23	454	59	460	996	924
Interaction and roaming expenses	-	2,915	-	-	2,915	2,517
Fees to other operators	-	4,138	-	-	4,138	2,999
Director's fees	-	-	448	-	448	328
Leases and service charges	5	74	35	190	304	283
Allowance for doubtful accounts, net	-	3	9	405	417	306
Freights	35	2	-	258	295	442
Bank expenses	-	63	16	9	88	15
Commissions	-	-	-	-	-	32
Conditioning and clearance	-	-	-	51	51	77
Travel, library expenses and stationery	28	3	8	1	40	37
Other expenses	259	1,042	468	279	2,048	2,178
Total as of 03.31.19	4,030	35,241	6,095	6,724	52,090
Total as of 03.31.18	3,315	28,291	5,395	6,460		43,461

(i)
Includes Ps. 16 and Ps. 19 of other agricultural operating costs as of March 31, 2019 and 2018, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
 Other operating results, net
	03.31.19	03.31.18
Gain/ (Loss) from commodity derivative financial instruments	304	(128)
Gain from disposal of subsidiaries and associates (i)	608	576
Donations	(109)	(96)
Lawsuits and other contingencies	(38)	687
Result by business combination	-	808
Others	(413)	39
Total other operating results, net	352	1,886

(i)
As of March 31, 2019 and 2018 includes the result from the sale of the Group’s equity interest in Cyber Secdo and Rimon, respectively.

26.
Financial results, net
	03.31.19	03.31.18
Financial income
Interest income	1,061	1,045
Foreign exchange gains	1,025	(120)
Dividends income	50	101
Other financial income	331	-
Total financial income	2,467	1,026
Financial costs
Interest expenses	(12,601)	(9,690)
Loss on debt swap	-	(3,931)
Foreign exchange losses	(4,182)	(574)
Other financial costs	(489)	(513)
Total financial costs	(17,272)	(14,708)
Capitalized finance costs	95	22
Total finance costs	(17,177)	(14,686)
Other financial results:
Fair value gains of financial assets and liabilities at fair value through profit or loss	(124)	1,693
Gain / (Loss) from repurchase of Non-convertible notes	14	(2)
Gain / (Loss) from derivative financial instruments (except commodities)	277	(11)
Gain on the revaluation of receivables arising from the sale of farmland	(68)	40
Total other financial results	99	1,720
Inflation adjustment	(338)	(124)
Total financial results, net	(14,949)	(12,064)

27.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2019 and June 30, 2018:

Item	03.31.19	06.30.18
Trade and other receivables	1,301	1,090
Investments in financial assets	198	192
Trade and other payables	(217)	(2,087)
Borrowings	(52)	(14)
Total	1,230	(819)

Related party	03.31.19	06.30.18	Description of transaction
Agro Uranga S.A.	4	38	Sale of goods and / or services receivable
	(1)	-	Futures and options payable
Condor	198	192	Public companies' securities
	15	-	Dividends receivable
Cresca S.A.	(15)	(16)	Other liabilities
New Lipstick LLC	10	10	Reimbursement of expenses receivable
	(45)	-	Loans payable
	894	832	Loans granted
Manibil S.A.	-	102	Contributions in advance
Uranga Traiding S.A.	(2)	-	Purchase of goods and / or services payable
Other associates and joint ventures (i)	9	4	Leases and/or rights of use receivable
	(1)	(1)	Leases and/or rights of use to pay
	-	(4)	Purchase of goods and / or services payable
	1	1	Shared-based compensation receivable
	14	10	Loans granted
	(7)	(14)	Loans payable
	10	8	Reimbursement of expenses receivable
	(2)	(2)	Reimbursement of expenses payable
Total associates and joint ventures	1,082	1,160

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	03.31.19	06.30.18	Description of transaction
CAMSA and its subsidiaries	-	(1,923)	Fees payable
	6	3	Reimbursement of expenses receivable
LRSA	2	41	Leases and/or rights of use receivable
	-	(1)	Reimbursement of expenses payable
	34	-	Reimbursement of expenses receivable
	-	-	Loans granted
	-	-	Fees payable
	277	10	Dividends receivable
IRSA Real Estate Strategies LP	-	27	Dividends receivable
	-	3	Reimbursement of expenses
Other related parties (ii)	(41)	(16)	Other liabilities
	25	-	Other receivables
	(2)	(3)	Legal services payable
	-	1	Leases and/or rights of use receivable
Total other related parties	301	(1,858)
Directors and Senior Management	(153)	(121)	Fees for services received
Total Directors and Senior Management	(153)	(121)
Total	1,230	(819)

(i)
Includes Agrofy Global, Lipstick Management LLC, Mehadrin, Banco Hipotecario S.A., Tarshop S.A., BACS, Puerto Retiro S.A., Austral Gold Ltd., Cyrsa S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.
(ii)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2019 and 2018:

Related party	03.31.19	03.31.18	Description of transaction
Agrofy S.A.	1	2,112	Management fees / Directory
	-	957	Financial operations
Agro-Uranga S.A.	-	138	Sale of goods and/or services
BACS	16	8	Leases and/or rights of use
Condor	-	24	Financial operations
ISPRO-MEHADRIN	-	53	Corporate services
	-	570	Management fees / Directory
Other associates and joint ventures	22	14	Leases and/or rights of use
	-	2	Management fees / Directory
	26	-	Corporate services
	7	12	Financial operations
	1	-	Commissions
Total associates and joint ventures	73	3,891
CAMSA and its subsidiaries	-	(886)	Management fee
Taaman	-	78	Corporate services
Willi-Food International Ltd.	-	136	Corporate services
Other related parties (i)	22	(1)	Leases and/or rights of use
	(7)	-	Fees and remunerations
	3	4	Corporate services
	(4)	(8)	Legal services
	5	4	Financial operations
	(8)	(7)	Donations
	1	65	Commissions
Total other related parties	12	(616)
IFISA	-	60	Financial operations
Total Parent Company	-	60
Directors	(20)	(7)	Compensation of Directors and senior management
	(255)	(83)	Fees and remunerations
Senior Management	(21)	(135)	Compensation of Directors and senior management
Total Directors and Senior Management	(296)	(225)
Total	(211)	3,109

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A.and BHSA.
Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2019 and 2018:

Related party	03.31.19	03.31.18	Description of transaction
Uranga Trading S.A.	23	-	Irrevocable contributions
Manibil	-	65	Irrevocable contributions
Quality	25	-	Irrevocable contributions
Total contributions	48	65
Inversiones Financieras del Sur S.A.	-	125	Dividends paid
Total dividends paid	-	125
Agro-Uranga S.A.	12	6	Dividends received
Condor	62	-	Dividends received
Emco	475	-	Dividends received
La Rural S.A.	277	19	Dividends received
Manaman	68	-	Dividends received
Mehadrin	61	-	Dividends received
Nuevo Puerto Santa Fe S.A.	10	-	Dividends received
Nave by the sea	31	-	Dividends received
Total dividends received	996	25
Inversiones Financieras del Sur S.A.	-	2,911	Acquisition of non-controlling interest
Total other transactions	-	2,911

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 14 - Financial instruments by category
Exhibit E - Provisions	Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii) (iii)	Total as of 03.31.19	Total as of 03.31.18
Inventories at the beginning of the period / year	3,927	15,033	18,960	21,945
Adjustment previous periods (IFRS 15 and 9)	-	(5,480)	(5,480)	-
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	298	-	298	(499)
Changes in the net realizable value of agricultural products after harvest	(100)	-	(100)	94
Capitalized finance costs	-	67	67	9
Currency translation adjustment	(75)	(246)	(321)	5,046
Transfers	-	(547)	(547)	(743)
Harvest	2,758	-	2,758	2,088
Acquisitions and classifications	4,400	28,225	32,625	21,310
Consume	(1,825)	-	(1,825)	(1,514)
Disposals due to advance in work in progress	-	(830)	(830)	-
Expenses incurred	1,186	-	1,186	1,102
Inventories at the end of the period / year	(4,092)	(7,474)	(11,566)	(20,566)
Cost as of 03.31.19	6,477	28,748	35,225	-
Cost as of 03.31.18	5,779	22,493	-	28,272

(i)
Includes biological assets (see Note 12).
(ii)
Includes trading properties (see Note 10).
Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 03.31.19	Total as of 06.30.18
Assets
Trade and other receivables
US Dollar	73	43.15	3,158	3,010
Euros	4	48.38	180	253
Chilean Pesos	-	0.05	-	6
Trade and other receivables related parties
US Dollar	-	43.15	-	1,944
Total Trade and other receivables			3,338	5,213
Investment in financial assets
US Dollar	87	43.15	3,775	5,426
Pounds	1	56.03	45	55
Total Investment in financial assets			3,820	5,481
Derivative financial instruments
US Dollar	2	43.15	65	61
Total Derivative financial instruments			65	61
Cash and cash equivalents
US Dollar	225	43.15	9,709	11,466
Euros	2	48.38	73	94
Brazilian Reais	0	10.60	1	-
Chilean Pesos	18	0.05	1	1
Uruguayan pesos	-	1.29	-	-
Total Cash and cash equivalents			9,784	11,561

Liabilities
Trade and other payables
US Dollar	195	43.35	8,468	4,555
Euros	1	43.16	62	125
Chilean pesos	-	0.05	-	1
Trade and other payables related parties
US Dollar	-	43.35	-	(4)
Total Trade and other payables			8,530	4,677
Borrowings
US Dollar	1,245	43.35	53,953	51,127
Borrowings
US Dollar	1	43.35	45	-
Total Borrowings			53,998	51,127
Derivative financial instruments
US Dollar	3	43.35	109	(16)
Total Derivative financial instruments			109	(16)

 (1)
 Exchange rates as of March 31, 2019 and June 30, 2018, respectively according to Banco Nación Argentina.
 (2)
  Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.

 (3)
 The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 14).

31.
Groups of assets and liabilities held for sale

As mentioned in Note 4 to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	03.31.19	06.30.18
Property, plant and equipment	4,524	3,839
Intangible assets	95	46
Investments in associates	155	67
Deferred income tax assets	132	147
Investment properties	1,111	741
Income tax credit	11	-
Trade and other receivables	1,683	2,055
Cash and cash equivalents	1,026	494
Total group of assets held for sale	8,737	7,389
Trade and other payables	3,187	2,785
Employee benefits	215	213
Deferred and current income tax liability	-	23
Borrowings	1,993	1,594
Total group of liabilities held for sale	5,395	4,615
Total net financial assets held for sale	3,342	2,774

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Results from discontinued operations

The results from operations of Shufersal for the period ended March 31, 2018 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	03.31.19	03.31.18
Revenues	10,184	79,910
Costs	(8,997)	(60,246)
Gross profit	1,187	19,664
Net gain from fair value adjustment of investment properties	-	268
General and administrative expenses	(411)	(1,401)
Selling expenses	(461)	(15,071)
Other operating results, net	(111)	(271)
(Loss) / Profit from operations	204	3,189
Share of profit of joint ventures and associates	40	104
(Loss) / Profit from operations before financing and taxation	244	3,293
Financial income	64	98
Finance costs	(77)	(875)
Other financial results	36	(112)
Financial results, net	23	(889)
(Loss) / Profit before income tax	267	2,404
Income tax	42	(480)
(Loss) / Profit for the period from discontinued operations	309	1,924

(Loss) / Profit for the period from discontinued operations attributable to:
Equity holders of the parent	348	786
Non-controlling interest	(39)	1,138

(Loss) / Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	0.444	1.003
Diluted	0.427	0.999

As of March 31, 2018, Ps. 63,676 of the total revenues from discontinued operations and Ps 1,425 of the total profit from discontinued operations correspond to Shufersal.

33.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.
Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

34.
Other relevant events of the period

Class action

Based on the resolution adopted by the New York Court in the class action filed against IRSA Inversiones y Representaciones S.A. and the Company that was dismissed by a resolution adopted by said Court on September 10, 2018, the plaintiffs of the Company filed a motion recognizing that, based on the provisions of the Court in the aforementioned resolution, the action for dismissal could eventually be dismissed. class initiated against Cresud, reserving the right to appeal to them.

The Company maintains that the allegations are unfounded and will continue to make a firm defense. See Note 20 to the Annual Financial Statements.

DIC class action

On October 3, 2018 it was sent an action and a motion to approve that action as a class action (jointly – the "Motion"), which had been filed with the District Court of Tel Aviv Yafo (the "Court") against the Group; against Mr. Eduardo Elsztain, the controlling person of the Company (the "Controlling Person"), who serves as chairman of the Company's board of directors; against directors serving in the Group who have an interest in the Controlling Person; and against additional directors and officers serving in the Company (all jointly – the "Respondents"), in connection with the exit of the Company's share, on February 1, 2018, from the TA 90 and TA 125 indices, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the "Indices"), by an applicant alleging to have held the Group's shares prior to February 1, 2018.
In the Motion, the Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused them. The estimated amount is approximately NIS 17.6 million.

The Company believes that it acted lawfully and as required in all that pertains to the subject of the Motion, and accordingly, after having preliminarily reviewed the Group's Motion, feels that it is unfounded.

IDBD class action

On October 3, 2018, an action and a motion to approve a class action had been filed with the District Court in Tel Aviv Yafo (jointly – the "Motion"). The Motion had been filed, against the IDBD, against Dolphin IL, against Mr. Eduardo Elsztain and against the Official Receiver, and in it, the court was requested to hold that the Transaction was not in compliance with the provisions of the Centralization Law, to appoint a trustee over DIC's shares owned by the respondents and to order the payment of monetary damages to the public shareholders in DIC for the alleged preservation of the pyramidal structure in IDBD, at a scope of between NIS 58 and 73 million.

The bulk of the Applicant's allegations is that the Group continues to be the Controlling Person in DIC (potentially and effectively) even after the completion of the sale od DIC shares to DIL as described in Note 4 in the annual financial statements (the “transaction”) and that the controlling person of the IDBD (in his capacity as chairman of the board of directors and controlling person of DIC as well) had a personal interest separate from the personal interest of the minority shareholders in DIC, in the manner of implementation of the Centralization Law's provisions, and that he and the Group breached the duty of good faith and the duty of decency toward DIC, and additionally the controlling person of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Centralization Law's Provisions was not brought before DIC's general meeting. The Applicant further alleges deprivation of the minority shareholders in DIC.

Having preliminarily reviewed the Motion, the Management feels that it is unfounded and that it will not change the fact that after the making of the Transaction, IDBD complies with the provisions of the Centralization Law, all as set forth in the Company's reports.

35.
Subsequent events

Dividend distribution of the BHSA

On Abril 10th, 2019, the shareholders of BHSA aproved a cash dividend for an amount of Ps. 250. The Group has collected approximately Ps. 75.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agreements to the sale fo Clal shares

In relation to IDB Development Corporation Ltd. ("IDBD") stake in Clal Insurance Enterprise Holdings Ltd. ("Clal") and the instructions given by the Capital Markets, Insurance and Savings Commission of Israel, on May 2, 2019, IDBD has entered into sale agreements with two unrelated third parties (the “Buyers”), according to which each of the Buyers will acquire shares of Clal which constitute approximately 4.99% of its issued capital, in consideration of a cash payment of NIS 47.7 million per share (approximately Ps. 587 per share as of the date of the transaction). Additionally, each of the Buyers was given an option to acquire additional shares of Clal for approximately 3% of its issued capital, for a period of 120 days, subject to the receipt of a holding permit, at a price of NIS 50 million per share.

On the same date, IDBD also engaged, in an agreement with a third unrelated buyer (the “Additional Buyer”), according to which the Additional Buyer will receive an option, valid for a period of 50 days, to acquire shares of Clal representative of approximately 4.99% of its issued capital (and no less than 3% of its issued capital), in consideration of NIS 47.7 million per share (approximately Ps. 587 per share as of the date of the transaction). Subject to the exercise of the option by the Additional Buyer, the price will be paid by the Additional Buyer 10% in cash and the remainder will be paid through a loan which will be provided to the Additional Buyer by IDBD and/or by a related entity thereof and/or by a banking corporation and/or financial institution, under conditions which were agreed upon.

The Agreements include, inter alia, an undertaking by the Buyers and the Additional Buyer not to sell the acquired shares during agreed-upon periods. It is hereby clarified that each of the Buyers, and the Additional Buyer, have declared and undertaken towards IDBD that no arrangements or understandings exist between them and the other buyers and/or the Additional Buyer (as applicable) regarding the joint holding of the shares of Clal which form the subject of the Agreements.

The total scope of the shares of Clal which may be acquired by the aforementioned three buyers, insofar as the three agreements will be completed, and the options thereunder exercised, amounts to approximately 18% of the issued capital of Clal Insurance Enterprises.

The Company’s engagement in the aforementioned agreements has been approved by IDBD's Board of Directors.

Regarding swap transactions which were executed by IDBD with respect to shares of Clal (see note 4 to these financial statements and note 4 to the anual consolidated financial statements), IDBD has requested the Commissioner to provide his consent for the update of the terms, in a manner which will allow the execution of the sale of shares of Clal which forms the subject of the swap transactions through over the counter transactions, to a particular buyer (instead of sale through distribution of the shares), and which will also allow IDBD to instruct the financial entities through which the swap transactions were executed to execute the sales to the Buyers and to the Additional Buyer.

Sale of Clal shares

On May 3, 2019, IDBD completed the sale of Clal shares representative of 4.99% of its share capital to one of the unrelated parties (the “first buyer”), for an approximate amount of NIS 132 million, NIS 47.7 million per share (approximately Ps. 1,623 per share on the day of the transaction). The consideration with respect to the Sold Shares will remain in the trust account which is pledged in favor of the Company’s bond holders (Series M), and will serve, in the Company’s discretion, to make a prepayment, or to make payments in accordance with the amortization schedule of the Company’s bonds.
In addition, on May 2, 2019, the Swap Transaction with respect to 2,215,521 Clal shares, representative of approximately 4% of its share capital was concluded, through the sale to the other unrelated party (the "Second Purchaser"), according to a price per share. In accordance with the agreement with the second Purchaser, the early termination of the Swap Transaction will be implemented as soon as possible with respect to the shares representing 1% of Clal's capital stock, in order to complete the sale to this Purchaser.

As a consequence of the above mentioned sales, IDBD's holding in Clal Insurance Enterprises was reduced to 20.3% of its share capital (approximately 15.4% through a trustee) and the company owns approximately an additional 25% through swaps transactions, which will be reduced to 24% when the additional 1% sale to the Second Buyer.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IRSA Inversiones y Representaciones S.A. – Non-Convertible Notes Class I

On May 8, 2018, the Non-convertible notes Class I were auctioned, within the framework of the Program approved by the Shareholders’ meeting for up to US$ 350 million. The liquidation will take place on May 15, 2018. The following were the results of the auction:

Non-convertible notes Class I for an amount of nominal value US$ 96,347,038 maturing 18 months from the issuance date, integrated in dollars and / or in kind with the non-convertible notes Class XVIII and payable in dollars, which accrue a fixed interest of 10.00% per annum, with interest payable quarterly. The capital will be amortized in a single installment at maturity.

Devaluation of the Argentine peso

As of the date of issuance of these Financial Statements, the argentine peso has suffered a devaluation against the US dollar and other currencies, close to 3.34%, which has an impact on the figures presented on these Financial Statements, mainly due to the exposure to the revaluation of our financial assets and liabilities nominated in foreign currency.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the Unaudited Condensed Interim Consolidated Financial Statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the Unaudited Condensed Interim Consolidated Statements of Financial Position as of March 31, 2019, and the Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income for the nine and three month periods ended March 31, 2019, and the Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity and the Unaudited Condensed Interim Separate Statements of Cash Flows for the nine-month period ended March 31, 2019 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in first paragraph according to the International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

 Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
we have read the Business Summary on which, as regards these matters that are within our competence, we have no observations to make;

d)
as of March 31, 2019, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 10,748,463 which was no callable at that date.

Autonomous City of Buenos Aires, May 13, 2019

PRICE WATERHOUSE & CO. S.R.L. (Socio)

C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C.Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2019 and for the period of nine months ending on that date, presented in comparative form.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2019 and June 30, 2018
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.19	06.30.18
ASSETS
Non-current assets
Investment properties	7	77	73
Property, plant and equipment	8	3,741	3,686
Intangible assets	9	135	141
Biological assets	10	880	933
Investments in subsidiaries, associates and joint ventures	6	37,097	42,825
Deferred income tax assets	18	1,093	915
Income tax and minimum presumed income tax credit		38	54
Trade and other receivables	13	622	571
Total Non-current assets		43,683	49,198
Current assets
Biological assets	10	1,698	535
Inventories	11	1,049	1,467
Restricted assets	12	3	4
Trade and other receivables	13	1,174	1,232
Derivative financial instruments	12	144	18
Cash and cash equivalents	12	31	273
Total Current assets		4,099	3,529
TOTAL ASSETS		47,782	52,727
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		27,250	34,074
TOTAL SHAREHOLDERS' EQUITY		27,250	34,074
LIABILITIES
Non-current liabilities
Borrowings	17	10,028	6,976
Provisions	16	9	15
Total Non-current liabilities		10,037	6,991
Current liabilities
Trade and other payables	15	1,300	2,544
Income tax and minimum presumed income tax to paid		-	67
Payroll and social security liabilities		135	207
Borrowings	17	9,053	8,790
Derivative financial instruments	12	4	53
Provisions	16	3	1
Total Current liabilities		10,495	11,662
TOTAL LIABILITIES		20,532	18,653
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		47,782	52,727

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
 for the nine and three month periods ended March 31, 2019 and 2018
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months			Three months
	Note	03.31.19		03.31.18	03.31.19		03.31.18
Revenues	19	1,808		2,290	410		548
Costs	20	(1,626)		(1,729)	(367)		(455)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		313		28	420		224
Changes in the net realizable value of agricultural products after harvest		22		152	(43)		67
Gross profit		517		741	420		384
Net gain from fair value adjustment of investment properties		4		-	2		-
General and administrative expenses	21	(247)		(262)	(78)		(82)
Selling expenses	21	(281)		(514)	(49)		(113)
Other operating results, net	22	(130)		(45)	(140)		(113)
Management fees		-		(886)	-		(9)
(Loss) / Profit from operations		(137)		(966)	155		67
Share of (loss) / profit of subsidiaries, associates and joint ventures	6	(5,151)		6,143	(1,815)		(1,019)
(Loss) / Profit before financing and taxation		(5,288)		5,177	(1,660)		(952)
Finance income	23	231		(17)	71		(14)
Finance costs	23	(2,261)		(460)	(947)		(242)
Other financial results	23	(140)		(12)	(9)		(28)
Inflation Adjustment	23	278		262	(41)		133
Financial results, net	23	(1,892)		(227)	(926)		(151)
(Loss) / Profit before income tax		(7,180)		4,950	(2,586)		(1,103)
Income tax	18	229		31	179		(115)
(Loss) / Profit for the period		(6,951)		4,981	(2,407)		(1,218)

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries and associates		775		(865)	589		1,138
Participation in other comprehensive results of subsidiaries and associates		370		(79)	(3)		5
Other comprehensive income / (loss) for the period		1,145		(944)	586		1,143
(Loss) / Income and Other Comprehensive (Loss) / Income for the period		(5,806)		4,037	(1,821)		(75)

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic		(14.226)		9.980	(4.927)		(2.440)
Diluted		(14.226)	(i)	9.853	(4.927)	(i)	(2.440)	(i)

 (i)  Since the result of the period showed loss, there is no dilutive effect of said result.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2019
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2018	482	20	6,082	6,779	59	238	3,774	4,588	12,052	34,074
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(134)	(134)
Adjusted balance as of June 30, 2018	482	20	6,082	6,779	59	238	3,774	4,588	11,918	33,940
Loss for the period	-	-	-	-	-	-	-	-	(6,951)	(6,951)
Other comprehensive income for the period	-	-	-	-	-	-	-	1,145	-	1,145
Total comprehensive loss for the period	-	-	-	-	-	-	-	1,145	(6,951)	(5,806)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 29, 2018:
- Results distribution	-	-	-	-	-	-	-	20,820	(20,820)	-
- Treasury shares distribution	21	(21)	-	-	-	-	-	-	-	-
Reversal by sale of investment properties	-	-	-	-	-	-	-	(21)	21	-
Reserve for share-based payments	-	-	-	-	-	-	-	6	-	6
Acquisition of treasury stock	(9)	9	-	-	-	-	-	(504)	-	(504)
Changes in non-controlling interest	-	-	-	-	-	-	-	(386)	-	(386)
Balance as of March 31, 2019	494	8	6,082	6,779	59	238	3,774	25,648	(15,832)	27,250

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2019 and June 30, 2018, respectively.
(ii)  Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Company’s Other reserves at March 31, 2019 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2018	(1,226)	(1,646)	4,474	55	110	2,527	239	55	4,588
Other comprehensive income for the period	-	-	775	370	-	-	-	-	1,145
Total comprehensive income for the period	-	-	775	370	-	-	-	-	1,145
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 29, 2018:
- Results distribution	-	-	-	-	-	20,820	-	-	20,820
- Treasury shares distribution	948	-	-	-	-	(948)	-	-	-
Reversal by sale of investment properties	-	-	-	(21)	-	-	-	-	(21)
Reserve for share-based payments	-	-	-	-	-	-	6	-	6
Acquisition of treasury stock	(504)	-	-	-	-	-	-	-	(504)
Changes in non-controlling interest	-	(386)	-	-	-	-	-	-	(386)
Balance as of March 31, 2019	(782)	(2,032)	5,249	404	110	22,399	245	55	25,648

)
Alejandro G. Elsztain Vice President II acting as President
3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2018
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2017	499	3	6,082	6,779	57	182	3,774	5,202	11,865	34,443
Profit for the period	-	-	-	-	-	-	-	-	4,981	4,981
Other comprehensive loss for the period	-	-	-	-	-	-	-	(944)	-	(944)
Total comprehensive (loss) income for the period	-	-	-	-	-	-	-	(944)	4,981	4,037
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2017:
- Legal reserve	-	-	-	-	-	56	-	-	(56)	-
- New projects reserve	-	-	-	-	-	-	-	2,527	(2,527)	-
- Cash dividends distribution	-	-	-	-	-	-	-	-	(683)	(683)
Reserve for share-based payments	-	-	-	-	-	-	-	(22)	-	(22)
Changes in non-controlling interest	-	-	-	-	-	-	-	2,268	-	2,268
Changes in interest in subsidiaries	(4)	4	-	-	2	-	-	(283)	-	(281)
Balance as of March 31, 2018	495	7	6,082	6,779	59	238	3,774	8,748	13,580	39,762

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
 (i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2018 and June 30, 2017, respectively.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(ii) Company’s Other reserves at March 31, 2018 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2017	(89)	-	4,870	49	308	-	9	55	5,202
Other comprehensive loss for the period	-	-	(865)	(79)	-	-	-	-	(944)
Total comprehensive loss for the period	-	-	(865)	(79)	-	-	-	-	(944)
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2017:
- New projects reserve	-	-	-	-	-	2,527	-	-	2,527
- Cash dividends distribution	-	-	-	-	-	-	-	-	-
Reserve for share-based payments	-	-	-	-	(22)	-	-	-	(22)
Changes in non-controlling interest	-	2,268	-	-	-	-	-	-	2,268
Changes in interest in subsidiaries	(283)	-	-	-	-	-	-	-	(283)
Balance as of March 31, 2018	(372)	2,268	4,005	(30)	286	2,527	9	55	8,748
)
Alejandro G. Elsztain Vice President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2019 and 2018
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.19	03.31.18
Operating activities:
Cash used in operations	14	(4,020)	(1,469)
Net cash used in operating activities		(4,020)	(1,469)
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	6	(66)	(2)
Sale of interest in subsidiaries, associates and joint ventures		-	82
Acquisition of property, plant and equipment	8	(118)	(116)
Proceeds from sale of property, plant and equipment		2	12
Proceeds from sale of farmlands		-	12
Acquisition of Intangible assets	9	(1)	(2)
Acquisition of investment in financial assets		(5,056)	(3,957)
Proceeds from disposals of investment in financial assets		5,068	4,158
Advance payments		(30)	(8)
Sale of farmlands advances		-	135
Dividends received		225	1,602
Proceeds from sale of equity interest in associates and joint ventures		-	(65)
Net cash generated from investing activities		24	1,851
Financing activities:
Repurchase of non-convertible notes		(54)	(576)
Borrowings		3,449	6,261
Payment of borrowings		(1,788)	(3,265)
Obtaining of short term loans, net		3,173	19
Payments from derivative financial instruments		(57)	(57)
Purchase of treasury stock		(504)	(282)
Payment of seller financing		(1)	-
Dividends paid		-	(683)
Interest paid		(474)	(198)
Net cash generated from financing activities		3,744	1,219
Net (decrease) / increase in cash and cash equivalents		(252)	1,601
Cash and cash equivalents at beginning of the period		273	76
Result from exposure to inflation on cash and cash equivalents		5	5
Currency translation adjustment on cash and cash equivalents		5	60
Cash and cash equivalents at the end of the period		31	1,742

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 13, 2019.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt FRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these solo financial statements, the Company has use the option provided in IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, the management of the Company has prepared these financial statements in accordance with the accounting principles established by the CNV, which is based on the application of IFRS, in particular of IAS 34, with the only exception to the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of RG N ° 622/13 has been included. This information is included in a note to these solo financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

  6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
- The resulting amount was included in the “Capital adjustment” account.
- The conversion difference was restated in real terms (as applicable).
- Other comprehensive income / (loss) was restated as from each accounting allocation.
- The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Consolidated Financial Statements as of June 30, 2018.

As described in Note 2.2 to the Annual Consolidated Financial Statements, the Company, mainly through its subsidiaries, adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning, and the comparative figures have not been modified due to this adoption.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

  The main changes are the following:

IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1.
Identifying the contract with the customer.
2.
Identifying separate performance obligations in the contract.
3.
Determining the transaction price.
4.
Allocating the transaction price to separate performance obligations.
5.
Recognizing revenue when the performance obligations are satisfied.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

2.3.
Comparative information

The balances as of June 30, 2018 and March 31, 2018, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2018, described in Note 3 to them.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals
See summary of acquisitions and additional disposals of the Company for the nine-month period ended March 31, 2019 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.        Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2018. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2018, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.
Set out below are the changes in Company’s investment in subsidiaries and associates for the nine-month period ended March 31, 2019 and for the fiscal year ended June 30, 2018:

	03.31.19	06.30.18
Beginning of the period / year	42,825	37,638
Dividends in shares received from subsidiaries	1,055	-
Changes in non-controlling interest (i)	(386)	(1,644)
Capital contribution	71	299
Sale of interest in subsidiaries	-	(16)
Disposal of interest in subsidiaries	(1,202)	-
Share of profit of subsidiaries and associates	(5,151)	8,560
Foreign exchange gains	775	(396)
Others changes in subsidiaries’ equity	-	65
Adjustments previous periods (IFRS 9 and 15)	(134)	-
Share of changes in subsidiaries’ equity	370	37
Reserve for share-based payments	6	4
Dividends distributed	(1,132)	(1,722)
End of the period / year	37,097	42,825

(i)
 Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the nine-month period ended March 31, 2019 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2018 in Note 8 to the Annual Consolidated Financial Statements.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)						Last financial statement issued
Name of the entity	03.31.19	06.30.18	03.31.19	06.30.18	03.31.19	03.31.18	Market value as of 03.31.19	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	43.29%	43.29%	5,420	4,372	1,087	972	15.55	Brazil	Agricultural	23,291,500	875	1,051	9,861
Agropecuaria Santa Cruz de la Sierras S.A. (formerly Doneldon S.A.)	100.00%	100.00%	1,055	979	73	(23)	Not publicly traded	Uruguay	Investment	267,000,472	267	30	1,055
Futuros y opciones.Com S.A.	50.10%	50.10%	220	127	116	5	Not publicly traded	Argentina	Brokerage	817,683	2	156	343
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	1	-	-	-	Not publicly traded	Argentina	Brokerage	505,603	23	6	37
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	2.20%	2.20%	5	3	2	-	Not publicly traded	Argentina	Warehousing and Brokerage	11,264	1	80	225
Helmir S.A.	100.00%	100.00%	1,228	1,207	24	67	Not publicly traded	Uruguay	Investment	90,624,298	91	(1)	1,101
Sociedad Anómina Carnes Pampeanas S.A.	99.70%	99.68%	249	272	(70)	(161)	Not publicly traded	Argentina	Agroindustrial	496,050,301	498	(70)	249
IRSA Inversiones y Representaciones Sociedad Anónima	62.02%	63.36%	28,194	35,663	(5,270)	4,325	49.70	Argentina	Real Estate	356,913,429	575	(8,854)	45,118
IRSA Propiedades Comerciales S.A.	1.47%	0.00%	483	-	4	-	210.00	Argentina	Real Estate	1,851,963	126	256	47,009
Total Subsidiaries			36,855	42,623	(4,034)	5,185

Associates
Agrouranga S.A.	35.72%	35.72%	202	202	33	14	Not publicly traded	Argentina	Agricultural	2,590,466	7	95	175
Uranga Trading S.A.	35.72%	-	40	-	(5)	-	Not publicly traded	Argentina	Marketing, warehousing and processing	653,369	2	(13)	112
Total Associates			242	202	28	14

Total Investments in subsidiaries, associates and join ventures			37,097	42,825	(4,006)	5,199

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the nine-month period ended March 31, 2019 and for the fiscal year ended June 30, 2018 were as follows:

	03.31.19	06.30.18
Beginning of the period / year	73	9
Reclassification of property, plant and equipment (i)	-	61
Changes in fair value	4	3
End of the period / year	77	73

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	03.31.19	03.31.18
Rental and services income (Note 19)	99	9
Direct operating expenses (Note 20)	94	14

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2019 and for the fiscal year ended June 30, 2018 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 03.31.19	Total as of 06.30.18

Costs	4,046	193	4,239	4,638
Accumulated depreciation	(457)	(96)	(553)	(528)
Net book amount at the beginning of the period / year	3,589	97	3,686	4,110

Additions	103	15	118	168
Disposals	-	(1)	(1)	(404)
Reclassifications to investment properties	-	-	-	(61)
Impairment	-	-	-	(33)
Depreciation charge (i)	(44)	(18)	(62)	(94)
Balances at the end of the period / year	3,648	93	3,741	3,686

Costs	4,149	206	4,355	4,239
Accumulated depreciation	(501)	(113)	(614)	(553)
Net book amount at the end of the period / year	3,648	93	3,741	3,686

(i)
For the fiscal years ended March 31, 2019 and June 30, 2018, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 13 and Ps. 15 in "Costs"; Ps. 4 and Ps. 6 in “General and administrative expenses”; Ps. 1 for de fiscal year ended March 31, 2019, in “the Statement of Income and Other Comprehensive Income"; Ps. 44 and Ps. 73 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
            Intangible assets

Changes in Company’s intangible assets for the nine-month period ended as of March 31, 2019 and for the fiscal year ended as of June 30, 2018 were as follows:

	Computer software	Rights of use	Total as of 03.31.19	Total as of 06.30.18
Costs	7	212	219	216
Accumulated amortization	(3)	(75)	(78)	(68)
Net book amount at the beginning of the period / year	4	137	141	148
Additions	-	-	-	1
Amortization charges (i)	(1)	(5)	(6)	(8)
Balances at the end of the period / year	3	132	135	141
Costs	8	213	221	219
Accumulated amortization	(5)	(81)	(86)	(78)
Net book amount at the end of the period / year	3	132	135	141

(ii)
 Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Biological assets

Changes in the Company’s biological assets for the nine-month period ended as of March 31, 2019 and for the fiscal year ended as of June 30, 2018 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others	Total as of 03.31.19	Total as of 06.30.18
	Level 1	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	40	353	1,028	26	21	1,468	1,773
Purchases	-	-	2	4	-	6	16
Changes by transformation	(30)	30	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	377	(61)	(15)	-	301	57
Decrease due to harvest	-	(903)	-	-	-	(903)	(2,100)
Sales	-	-	(206)	(2)	-	(208)	(507)
Consumes	-	-	(2)	-	(1)	(3)	(7)
Costs for the period	419	1,181	305	9	3	1,917	2,236
Balances at the end of the period / year	429	1,038	1,066	22	23	2,578	1,468

Non-current (production)	-	-	839	18	23	880	933
Current (consumable)	429	1,038	227	4	-	1,698	535
Net book amount at the end of the period / year	429	1,038	1,066	22	23	2,578	1,468

During the nine-month period ended March 31, 2019 and the year ended June 30, 2018 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 13 to the Consolidated Financial Statements as of June 30, 2018.

As of March 31, 2019 and June 30, 2018, the better and maximum use of biological assets shall not significantly differ from the current use.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Inventories

Breakdown of Company’s inventories as of March 31, 2019 and June 30, 2018 are as follows:

	03.31.19	06.30.18
Current
Crops	527	996
Materials and supplies	394	256
Seeds and fodders	128	215
Total inventories	1,049	1,467

As of March 31, 2019 and June 30, 2018 the cost of inventories recognized as expense amounted to Ps.*1,308 and Ps. 1,777, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

12.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 15 to the Annual Consolidated Financial Statements as of June 30, 2018.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2019 and June 30, 2018 and their allocation to the fair value hierarchy:
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
March 31, 2019		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	1,186	-	1,186	619	1,805
Derivative financial instruments	-	144	144	-	144
Restricted assets (i)	3	-	3	-	3
Cash and cash equivalents	8	23	31	-	31
Total assets	1,197	167	1,364	619	1,983

(i) Corresponds to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 15)	980	-	980	320	1,300
Borrowings (excluding finance lease liabilities) (Note 17)	19,075	-	19,075	-	19,075
Finance lease obligations (Note 17)	6	-	6	-	6
Derivative financial instruments	-	4	4	-	4
Total liabilities	20,061	4	20,065	320	20,385

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	1,520	-	1,520	296	1,816
Derivative financial instruments	-	18	18	-	18
Restricted assets (i)	4	-	4	-	4
Cash and cash equivalents	7	266	273	-	273
Total assets	1,531	284	1,815	296	2,111

(i) Corresponds to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 15)	2,399	-	2,399	145	2,544
Borrowings (excluding finance lease liabilities) (Note 17)	15,759	-	15,759	-	15,759
Finance lease obligations (Note 17)	7	-	7	-	7
Derivative financial instruments	-	53	53	-	53
Total liabilities	18,165	53	18,218	145	18,363

When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Consolidated Financial Statements as of June 30, 2018.

13.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of March 31, 2019 and June 30, 2018 are as follows:
	03.31.19	06.30.18
Receivables from sale of properties (i)	761	721
Receivables from sale of agricultural products and services	111	228
Debtors under legal proceedings	9	13
Less: allowance for doubtful accounts	(9)	(13)
Total trade receivables	872	949
Prepayments	347	162
Tax credits	206	115
Loans	23	31
Advance payments	66	18
Others	38	31
Total other receivables	680	357
Related parties (Note 24)	244	497
Total trade and other receivables	1,796	1,803
Non-current	622	571
Current	1,174	1,232
Total trade and other receivables	1,796	1,803

(i)
Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 27.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.17 to the Consolidated Financial Statements as of June 30, 2018.

Movements on the Company’s allowance for doubtful accounts are as follows:

	03.31.19	06.30.18
Beginning of the period / year	13	17
Charges	1	1
Recovered	(2)	-
Inflation Adjustment	(3)	(5)
End of the period / year	9	13

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 21). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the nine-month periods ended as of March 31, 2019 and 2018:

	03.31.19	03.31.18
(Loss) / Profit for the period	(6,951)	4,981
Adjustments for:
Income tax	(229)	(31)
Depreciation and amortization	24	25
Impairment of interest in subsidiaries	364	-
Share based payments	-	2
Unrealized (gain) / loss from derivative financial instruments of commodities	(165)	81
Loss from derivative financial instruments (except commodities)	36	45
Changes in fair value of financial assets at fair value through profit or loss	6	(625)
Accrued interest, net	(1,053)	453
Unrealized initial recognition and changes in the fair value of biological assets	(716)	(590)
Changes in net realizable value of agricultural products after harvest	(22)	(152)
Provisions	(45)	937
Gain from repurchase of Non-convertible Notes	(1)	(8)
Loss from disposal of associates, subsidiaries and joint ventures	-	(65)
Share of profit in subsidiaries, associates and joint ventures	5,151	(6,143)
Changes in fair value of investment properties	(4)	-
Grants Plan of shares	-	(2)

Changes in operating assets and liabilities:
(Increase) / Decrease in biological assets	(349)	305
Decrease in inventories	440	554
Increase in trade and other receivables	(28)	(497)
Increase in derivative financial instruments	(4)	-
Decrease in provisions	(5)	-
Decrease in trade and other payables	(401)	(689)
Decrease in payroll and social security liabilities	(68)	(50)
Net cash used in operating activities before income tax paid	(4,020)	(1,469)

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended as of March 31, 2019 and 2018:

	03.31.19	03.31.18
Non-cash activities
Dividends not collected	(3)	(2)
(Decrease) / increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(775)	865
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	(6)	(178)
Increase / (decrease) of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	6	(23)
Decrease of interest in subsidiaries, associates and joint ventures by a decrease in trade and other payables	838	-

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Trade and other payables

The detail of the Company’s trade and other payables as of March 31, 2019 and June 30, 2018 are as follows:

	03.31.19	06.30.18
Trade payables	531	164
Provisions	370	248
Sales, rent and services payments received in advance	302	21
Total trade payables	1,203	433
Taxes payable	16	124
Deferred income	2	-
Others	3	45
Total other payables	21	169
Related parties (Note 24)	76	1,942
Total trade and other payables	1,300	2,544
Current	1,300	2,544
Total trade and other payables	1,300	2,544

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy). Book value of trade and other payables denominated in foreign currencies are detailed in Note 27.

16.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 03.31.19	Total as of 06.30.18
Beginning of period / year	16	16	11
Additions	1	1	11
Used during the period	-	-	(3)
Inflation Adjustment	(5)	(5)	(3)
End of period / year	12	12	16

Non-current		9	15
Current		3	1
Total		12	16

(i)  Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.          Borrowings

The detail of the Company’s borrowings as of March 31, 2019 and June 30, 2018 is as follows:

	Book value		Fair Value
	03.31.19	06.30.18	03.31.19	06.30.18
Non-convertible notes	8,564	8,249	8,473	7,983
Bank loans and others	8,368	6,360	8,401	6,300
Related parties (Note 24)	1,848	635	1,860	640
Finance leases obligations	6	7	6	7
Bank overdrafts	295	515	295	515
Total borrowings	19,081	15,766	19,035	15,445
Non-current	10,028	6,976
Current	9,053	8,790
Total borrowings	19,081	15,766

18.         Taxation

The detail of the provision for the Company’s income tax is as follows:

	03.31.19	03.31.18
Deferred income tax	178	31
Minimum presumed income tax	51	-
Income tax	229	31

The gross movements on the deferred income tax account were as follows:

	03.31.19	06.30.18
Beginning of the period / year	915	1,296
Charged to the Statement of Comprehensive Income	178	(381)
End of the period / year	1,093	915

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	03.31.19	03.31.18
Tax calculated at the tax applicable tax rate in effect (i)	2,154	(1,733)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(1,545)	2,150
Inflation Adjustment	586	15
Income tax rate change (*)	(286)	(382)
Provision for unrecoverability of tax loss carry-forwards	(534)	-
Tax Transparency	(31)	-
Low of interest in subsidiaries	(177)	-
Loss from disposal of subsidiaries	-	(6)
Non-taxable results, non-deductible expenses and others	11	(13)
Minimum presumed income tax charged to the Statement of Comprehensive Income	51
Income tax	229	31

(*)  As of March 31, 2019 corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.

(i)
  The Income Tax rate in effect in Argentina as of March 31, 2018 was 35%, while as of March 31, 2019 is 30%. See note 22 to the Annual Consolidated Financial Statements.

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Revenues

	03.31.19	03.31.18
Crops	1,424	1,754
Cattle	273	375
Dairy	-	144
Supplies	12	8
Leases and agricultural services	99	9
Total revenues	1,808	2,290

20.
Costs

	03.31.19	03.31.18

Crops	1,290	1,274
Cattle	218	316
Dairy	-	104
Supplies	8	3
Leases and agricultural services	94	14
Other costs	16	18
Total costs	1,626	1,729

21.
Expenses by nature

	Costs (i)	Cost of Production	General and administrative expenses	Selling expenses	Total as of 03.31.19	Total as of 03.31.18
Supplies and labors	76	1,611	-	-	1,687	1,288
Leases and expenses	-	4	11	1	16	11
Amortization and depreciation	13	44	10	1	68	91
Doubtful accounts (charge and recovery)	-	-	-	(1)	(1)	-
Cost of sale of agricultural products and biological assets	1,516	-	-	-	1,516	1,697
Advertising, publicity and other selling expenses	-	-	-	2	2	5
Maintenance and repairs	3	33	15	1	52	57
Payroll and social security liabilities	13	135	153	12	313	362
Fees and payments for services	-	8	28	1	37	33
Freights	1	33	-	152	186	359
Bank commissions and expenses	-	-	4	7	11	40
Travel expenses and stationery	2	28	8	-	38	6
Conditioning and clearance	-	-	-	51	51	78
Director’s fees	-	-	17	-	17	17
Taxes, rates and contributions	1	19	1	54	75	94
Others	1	2	-	-	3	9
Total expenses by nature as of 03.31.19	1,626	1,917	247	281	4,071
Total expenses by nature as of 03.31.18	1,729	1,642	262	514		4,147

(i) Include Ps. 16 and Ps. 18 of other agricultural operating costs as of March 31, 2019 and 2018, respectively.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Other operating results, net
	03.31.19	03.31.18
Administration fees	2	3
Gain from commodity derivative financial instruments	232	(101)
Contingencies	(1)	(11)
Disposal of interest in subsidiaries	(364)	-
Gain from disposal of associates, subsidiaries and/or joint ventures	-	65
Others	1	(1)
Total other operating results, net	(130)	(45)

23.
Financial results, net
	03.31.19	03.31.18
Financial income:
Interest income	49	5
Foreign exchange gains	182	(22)
Total financial income	231	(17)

Financial costs:
Interest expenses	(835)	(277)
Foreign exchange losses	(1,341)	(138)
Other financial costs	(85)	(45)
Total financial costs	(2,261)	(460)

Other financial results:
Fair value gains of financial assets at fair value through profit or loss	5	25
Loss from derivative financial instruments (except commodities)	(146)	(45)
Gain from repurchase of NCN	1	8
Total other financial results	(140)	(12)
Inflation Adjustment	278	262
Total financial results, net	(1,892)	(227)

24.
Related parties transactions

See description of the main transactions conducted with related parties in Note 31 to the Consolidated Financial Statements as of June 30, 2018.

The following is a summary of the balances with related parties as of March 31, 2019 and June 30, 2018:

Items	03.31.19	06.30.18
Trade and other payables	(76)	(1,942)
Borrowings	(1,848)	(635)
Trade and other receivables	244	497
Total	(1,680)	(2,080)

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	03.31.19	06.30.18	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	22	31	Corporate services receivable	Trade and other receivables
	(2)	-	Leases receivable	Trade and other receivables
	-	(7)	Leases payable	Trade and other payables
	15	10	Reimbursement of expenses receivable	Trade and other receivables
	1	1	Share based payments	Trade and other receivables
	1	1	Administration fees	Trade and other receivables
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	(1)	-	Reimbursement of expenses payable	Trade and other payables
	2	141	Reimbursement of expenses receivable	Trade and other receivables
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	23	18	Reimbursement of expenses receivable	Trade and other receivables
Helmir S.A.	(389)	(332)	Borrowings	Borrowings
Ombú Agropecuaria S.A.	2	4	Administration fees	Trade and other receivables
	(3)	-	Reimbursement of expenses payable	Trade and other payables
Agropecuaria Acres del Sud S.A.	2	3	Administration fees	Trade and other receivables
	1	1	Reimbursement of expenses	Trade and other receivables
Yatay Agropecuaria S.A.	2	3	Administration fees	Trade and other receivables
	(238)	-	Borrowings	Borrowings
Yuchán Agropecuaria S.A.	2	3	Administration fees	Trade and other receivables
Futuros y Opciones.Com S.A.	2	138	Brokerage operations receivable	Trade and other receivables
	49	-	MAT operations	Trade and other receivables
	-	(9)	MAT operations	Trade and other payables
Total Subsidiaries	(509)	6
Agro-Uranga S.A.	4	38	Purchase of goods and/or services	Trade and other receivables
Uranga Trading	(2)	-	Purchase of goods and/or services	Trade and other payables
Total Associates	2	38

IRSA Propiedades Comerciales S.A.	37	21	Reimbursement of expenses receivable	Trade and other receivables
	3	4	Share based payments	Trade and other receivables
	(1,198)	(265)	Non-convertible notes	Borrowings
	67	80	Corporate services	Trade and other receivables
Emprendimiento Recoleta S.A.	-	(17)	Non-convertible notes	Borrowings
Panamerican Mall S.A.	(23)	(21)	Non-convertible notes	Borrowings
Amauta Agro S.A. (formerly FyO Trading S.A.)	(66)	-	Purchase of goods and/or services	Trade and other payables
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	10	-	Reimbursement of expenses payable	Trade and other receivables
Total Subsidiaries of the subsidiaries	(1,170)	(198)

CAMSA and its subsidiaries	-	(1,922)	Management fees	Trade and other payables
Estudio Zang, Bergel & Viñes	(1)	(1)	Legal services	Trade and other payables
Other Related parties	(1)	(1,923)

Directors and Senior Management	(3)	(3)	Director's fees	Trade and other payables
	1	-	Reimbursement of expenses	Trade and other receivables
Total Directors and Senior Management	(2)	(3)
Total	(1,680)	(2,080)

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the nine-month period ended as of March 31, 2019 and 2018:

Related party	03.31.19	03.31.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(8)	(3)	Leases and/or rights of use
	68	81	Corporate services
Futuros y Opciones.Com S.A.	(6)	(9)	Purchase of goods and/or services
	1	-	Management fees
	-	6	Sale of goods and/or services
Amauta Agro S.A. (formerly FyO Trading S.A.)	-	2	Sale of goods and/or services
	(59)	(62)	Purchase of goods and/or services
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	171	74	Sale of goods and/or services
	-	2	Financial operations
Helmir S.A.	(165)	(45)	Financial operations
Total subsidiaries	2	46

Agro-Uranga S.A.	-	3	Sale of goods and/or services
Total Associates	-	3

Emprendimiento Recoleta S.A.	-	(12)	Financial operations
Panamerican Mall S.A.	(3)	(6)	Financial operations
Yatay Agropecuaria S.A.	(8)	-	Financial operations
IRSA Propiedades Comerciales S.A.	(3)	(3)	Leases and/or rights of use
	195	201	Corporate services
	(92)	(70)	Financial operations
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	133	65	Sale of goods and/or services
	3	-	Management fees
	(38)	(5)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	187	170

Estudio Zang, Bergel & Viñes	(3)	(3)	Legal services
CAMSA y sus subsidiarias	-	(886)	Management fees
San Bernardo de Córdoba S.A.	(1)	(2)	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	-	(2)	Leases and/or rights of use
Other Related parties	(4)	(893)

Directores	(20)	(17)	Compensation of Directors
Senior Management	(12)	(15)	Compensation of Senior Management
Total Directors and Senior Management	(32)	(32)
Total	153	(706)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2019 and 2018:

Related party	03.31.19	03.31.18	Description of transaction
Agropecuarias Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	2	2	Additional paid-in capital
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	41	-	Additional paid-in capital
	6	172	Capitalization of credits
Agropecuarias Santa Cruz de la Sierra S.A.	23	-	Additional paid-in capital
Total subsidiary contributions	72	174
IRSA Inversiones y Representaciones Sociedad Anónima	1,053	1,365	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	44	25	Dividends received
Agro-Uranga S.A.	13	6	Dividends received
Futuros y Opciones.Com S.A.	22	-	Dividends received
Total dividends received	1,132	1,396

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
CNV General Resolution N° 622/13
As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 – Financial instruments by category
Exhibit E - Provisions	Note 13 – Trade and other receivables
Note 16 – Provisions
Exhibit F - Cost of sales and services	Note 26 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 21 – Expenses by nature

26.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 03.31.19	Total as of 03.31.18
Beginning of the period / year	1,054	1,467	-	2,521	2,314
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(76)	-	-	(76)	(217)
Changes in the net realizable value of agricultural products after harvest	-	22	-	22	152
Increase due to harvest	-	892	-	892	964
Acquisitions and classifications	6	1,079	-	1,085	635
Consume	(2)	(1,103)	-	(1,105)	(818)
Expenses incurred	314	-	94	408	413
Inventories	(1,088)	(1,049)	-	(2,137)	(1,732)
Cost as of 03.31.19	208	1,308	94	1,610	-
Cost as of 03.31.18	378	1,319	14	-	1,711

(1)
Corresponds to breeding cattle movements and other cattle.

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of March 31, 2019 and June 30, 2018 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.19	Total as of 06.30.18
Assets
Trade and other receivables
US Dollar	17	43.150	752	800
Receivables with related parties:
US Dollar	-	43.350	9	1
Brazilian Reais	-	-	-	141
Total trade and other receivables			761	942

Cash and cash equivalents
US Dollar	-	43.150	9	33
Total Cash and cash equivalents			9	33

Liabilities
Trade and other payables
US Dollar	12	43.350	526	144
Euros	-	48.708	2	-
Payables with related parties:
US Dollar	2	43.350	66	-
Bolivian Pesos	1	0.168	3	-
Total trade and other payables			597	144

Derivative financial instruments
US Dollar	-	43.350	4	-
Total derivative instruments			4	-

Borrowings
US Dollar	435	43.350	18,837	15,251
Total Borrowings			18,837	15,251

 (1)   Exchange rate as of March 31, 2019 according to Banco Nación Argentina records.

28.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 6,396 whose treatment is being considered by the Board of Directors and the respective Management.

30.
Subsequent events

See others subsequent events in Note 35 to the Unaudited Condensed Interim Consolidated Financial Statements.

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.        Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.      Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.        Receivables and liabilities by maturity date.

		Past due (Point 3 a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)
Items		03.31.19	Current	Non-current	Up to 3 months	From 3 to 6 month	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivables	Trade and other receivables	-	300	-	843	-	2	29	239	183	174	26	1,796
	Income tax and minimum presumed income tax and deferred income tax	-	-	1,131	-	-	-	-	-	-	-	-	1,131
	Total	-	300	1,131	843	-	2	29	239	183	174	26	2,927
Liabilities	Trade and other payables	-	57	-	1,241	2	-	-	-	-	-	-	1,300
	Borrowings	-	-	-	2,858	3,248	587	2,360	4,841	303	4,884	-	19,081
	Payroll and social security liabilities	-	-	-	30	90	-	15	-	-	-	-	135
	Provisions	-	3	9	-	-	-	-	-	-	-	-	12
	Total	-	60	9	4,129	3,340	587	2,375	4,841	303	4,884	-	20,528

  26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.         Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	973	201	1,174	62	560	622	1,035	761	1,796
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	1,131	-	1,131	1,131	-	1,131
	Total	973	201	1,174	1,193	560	1,753	2,166	761	2,927
Liabilities	Trade and other payables	702	598	1,300	-	-	-	702	598	1,300
	Borrowings	295	8,758	9,053	-	10,028	10,028	295	18,786	19,081
	Payroll and social security liabilities	135	-	135	-	-	-	135	-	135
	Provisions	3	-	3	9	-	9	12	-	12
	Total	1,135	9,356	10,491	9	10,028	10,037	1,144	19,384	20,528

4.b.         Breakdown of accounts receivable and liabilities by adjustment clause.

On March 31, 2019, there are no receivable and liabilities subject to adjustment clause.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.         Breakdown of accounts receivable and liabilities by interest accrual.

		Current				Non-Current
Items		Accruing interest				Accruing interest				Accruing interest
		Fixed	Floating	Non-accruing interest	Subtotal	Fixed	Floating	Non-accruing interest	Subtotal	Fixed	Floating	Non-accruing interest	Total
Accounts receivables	Trade and other receivables	7	-	1,167	1,174	10	-	612	622	17	-	1,779	1,796
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	-	-	-	1,131	1,131	-	-	1,131	1,131
	Total	7	-	1,167	1,174	10	-	1,743	1,753	17	-	2,910	2,927
Liabilities	Trade and other payables	-	-	1,300	1,300	-	-	-	-	-	-	1,300	1,300
	Borrowings	8,391	523	139	9,053	9,855	165	8	10,028	18,246	688	147	19,081
	Payroll and social security liabilities	-	-	135	135	-	-	-	-	-	-	135	135
	Provisions	-	-	3	3	-	-	9	9	-	-	12	12
	Total	8,391	523	1,577	10,491	9,855	165	17	10,037	18,246	688	1,594	20,528

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / Country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	43.29% (2)
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Uruguay	Investment	100.00%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50.10%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA Inversiones y Representaciones Sociedad Anónima	Argentina	Real Estate	62.02% (2)
IRSA Propiedades Comerciales S.A.	Argentina	Real Estate	1.47%
Amauta Agro S.A. (formerly FyO Trading S.A. due to change of corporate name)	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	99.70%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Uranga Trading S.A.	Argentina	Marketing, warehousing and processing	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%
(*) All companies whose main activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.
(1)
The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it.
(2)
For computation purposes, Treasury shares have been subtracted.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 24.

6.
Loans to directors.

See Note 24.

7.
Inventories.

The Company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values.
See Note 2 to the Consolidated Financial Statements as of June 30, 2018 and 2017.

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2018 and 2017.

13.
Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	1,975	3,709
Vehicles	Third parties, theft, fire and civil liability	53	32

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.         Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

    Not applicable.

17.         Unpaid accumulated dividends on preferred shares.

    None.

18.         Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

30

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the Unaudited Condensed Interim Separate Financial Statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the Unaudited Condensed Interim Separate Statements of Financial Position as of March 31, 2019, and the Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the nine and three month period ended March 31, 2019, and the Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity and the Unaudited Condensed Interim Separate Statements of Cash Flows for the nine-month period ended March 31, 2019 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of March 31, 2019, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 10,748,463, which was no callable at that date.

Autonomous City of Buenos Aires, May 13, 2019

PRICE WATERHOUSE & CO. S.R.L. (Socio)

C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C.Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(In ARS million)	9M 19	9M 18	YoY Var
Revenues	55,701	46,004	21.1%
Costs	-35,241	-28,291	24.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,117	759	47.2%
Changes in the net realizable value of agricultural produce after harvest	8	170	-95.3%
Gross profit	21,585	18,642	15.8%
Net gain from fair value adjustment on investment properties	-4,738	8,086	-158.6%
Gain from disposal of farmlands	59	-	100.0%
General and administrative expenses	-6,095	-5,395	13.0%
Selling expenses	-6,724	-6,460	4.1%
Other operating results, net	352	1,886	-81.3%
Fees	-	-886	-100.0%
Profit from operations	4,439	15,873	-72.0%
Depreciation and Amortization	5,612	5,112	9.8%
EBITDA (unaudited)	10,051	20,985	-52.1%
Adjusted EBITDA (unaudited)	15,775	12,532	25.9%
Profit from joint ventures and associates	-1,194	273	-537.4%
Profit from operations before financing and taxation	3,245	16,146	-79.9%
Financial results, net	-14,949	-12,064	23.9%
(Loss) / Profit before income tax	-11,704	4,082	-386.7%
Income tax expense	1,601	4,462	-64.1%
Result for the period from continued operations	-10,103	8,544	-218.2%
Result from discontinued operations after income tax	309	1,924	-83.9%
Result for the period	-9,794	10,468	-193.6%

Attributable to
Equity holder of the parent	-6,795	4,562	-248.9%
Non-controlling interest	-2,999	5,906	-150.8%

Consolidated revenues increased by 21.1% in the nine-month period of 2019 compared to the same period of 2018, while adjusted EBITDA reached ARS 15,775 million, 25.9% higher than in the same period of fiscal year 2018 mainly explained by the Agribusiness Segment that registered higher productive results from the grain segment and higher results from farmland sales made by our subsidiary Brasilagro.

The net result showed a loss of ARS 9,794 million for the nine-month period of 2019 compared to the same period of fiscal year 2018, mainly explained by higher financial losses due to exchange rate depreciation in Argentina, as well as lower results from changes in the fair value of IRSA’s investment properties in Argentina Business Center.

1

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

Description of Operations by Segment

	9M 2019
		Urban Properties and Investments				Variation
	Agribusiness	Argentina	Israel	Subtotal	Total	9M 19 vs. 9M 18
Revenues	7,809	7,536	38,885	46,421	54,230	23.0%
Costs	-6,601	-1,494	-25,403	-26,897	-33,498	27.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	957	-	-	-	957	40.1%
Changes in the net realizable value of agricultural produce after harvest	8	-	-	-	8	-95.3%
Gross profit	2,173	6,042	13,482	19,524	21,697	15.8%
Net gain from fair value adjustment on investment properties	-22	-5,902	1,248	-4,654	-4,676	-157.4%
Gain from disposal of farmlands	59	-	-	-	59	100.0%
General and administrative expenses	-662	-1,307	-4,151	-5,458	-6,120	12.6%
Selling expenses	-696	-521	-5,513	-6,034	-6,730	3.9%
Other operating results, net	319	-438	351	-87	232	-87.5%
Profit from operations	1,171	-2,126	5,417	3,291	4,462	-73.5%
Share of profit of associates	8	-873	-263	-1,136	-1,128	880.9%
Segment Profit	1,179	-2,999	5,154	2,155	3,334	-80.0%

	9M 2018
		Urban Properties and Investments
	Agribusiness	Argentina	Israel	Subtotal	Total
Revenues	6,843	6,778	30,455	37,233	44,076
Costs	-5,874	-1,417	-18,906	-20,323	-26,197
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	683	-	-	-	683
Changes in the net realizable value of agricultural produce after harvest	170	-	-	-	170
Gross profit	1,822	5,361	11,549	16,910	18,732
Net gain from fair value adjustment on investment properties	296	5,728	2,118	7,846	8,142
Gain from disposal of farmlands	-	-	-	-	-
General and administrative expenses	-607	-1,127	-3,700	-4,827	-5,434
Selling expenses	-807	-511	-5,160	-5,671	-6,478
Other operating results, net	715	-134	1,282	1,148	1,863
Profit from operations	1,419	9,317	6,089	15,406	16,825
Share of profit of associates	14	287	-416	-129	-115
Segment profit	1,433	9,604	5,673	15,277	16,710

Agricultural Business

Period Summary

The 2019 season is developing in Argentina under a mild “El Niño” pattern. Given the best productive conditions and the most competitive exchange rate, we increased the planted area to 247,900 hectares, mainly in leased farms in the region.

As concerns sale of farms, in the second quarter of fiscal year 2019 ours subsidiary Brasilagro has consummated the sale of a fraction of 103 hectares of “Alto Taquarí” farm, located in Mato Grosso State, for an amount of BRL 8.0 million (BRL/ha 77,670). It should be noticed that during the first quarter of 2019 it has been consummated the sale of a fraction of 9,784 hectares of its "Jatobá" farm, located in Jaborandi, Bahía State, Brazil for BRL 177.8 million (BRL / ha 18,172).

2

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

Our Portfolio

Our portfolio under management is composed of 734,739 hectares, of which 284,181 are in operation and 450,558 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is mainly focused on the development of lands.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands		Land Reserves			Total
	Agricultural	Cattle	Under Development Phase 1	Under Development Phase 2	Reserved
Argentina	54,459	150,328	6,476	2,060	323,270	536,593
Brazil	43,354	14,912	-	4,442	66,073	128,781
Bolivia	8,858	-	-	-	1,017	9,875
Paraguay	9,411	2,859	-	1,976	45,244	59,490
Total	116,082	168,099	6,476	8,478	435,604	734,739
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	65,447	14,585	3,065	83,097
Brazil	51,320	-	491	51,811
Bolivia	1,020	-	-	1,020
Total	117,787	14,585	3,556	135,928
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development, Transformation and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the nine-months of fiscal year 2019, our subsidiary Brasilagro has sold dos fractions of farms. In the first quarter, it has sold a fraction of 9,784 hectares of its "Jatobá" farm, located in Jaborandi, Bahía State, Brazil for BRL 177.8 million (BRL / ha 18.172). The farm was valued in books at BRL 18.0 million and the internal rate of return in dollars reached 7.05%. In the second quarter of the fiscal year, Brasilagro has consummated the sale of a fraction of 103 hectares of its "Alto Taquarí" farm, located in Mato Grosso State for BRL 8.0 million (BRL / ha 77,670). The farm was valued in books at BRL 1.2 million and the internal rate of return in dollars reached 17.2%. During the third quarter, the Company has not sold any land.

Regarding the fraction of Jatobá sold in IQ19, this farm was considered as investment property in IQ18 since it was leased to third parties. The sale of the farm made in IQ19 had no impact on results since it has already been recognized at fair value. Adjusted EBITDA, which excludes changes in fair value of investment properties and includes the fair value realized from the sale, reflected that result and reached ARS 1,036 million for nine-month period of FY19.

3

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

in ARS million	9M 19	9M 18	YoY Var
Revenues	-	-	-
Costs	-16	-19	-15.8%
Gross loss	-16	-19	-15.8%
Net gain from fair value adjustment on investment properties	-22	296	-
Gain from disposal of farmlands	59	-	-
General and administrative expenses	-1	-2	-50.0%
Selling expenses	-1	-	-
Other operating results, net	-	808	-100.0%
Profit from operations	19	1,083	-98.2%
Segment profit	19	1,083	-98.2%
EBITDA	28	1,089	-97.4%
Adjusted EBITDA	1,036	-15	-

Area under Development (hectares)	Projected for 2018/2019	Developed in 2017/2018
Argentina	8,536	2,486
Brasil	4,442	6,190
Paraguay	1,976	2,008
Total	14,954	10,684

During this campaign, we expect to transform 14,954 in the region: 8,536 hectares in Argentina, 1,976 hectares in Paraguay and 4,442 hectares in Brazil.

II)
Agricultural Production

The result of the Farming segment increased by ARS 540 million, from ARS 564 million gain during the nine-month period of fiscal year 2018 to ARS 1,104 million gain during the same period of 2019.

in ARS million	9M 19	9M 18	YoY Var
Revenues	4,113	3,861	6.5%
Costs	-3,539	-3,079	14.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	961	688	39.7%
Changes in the net realizable value of agricultural produce after harvest	8	170	-95.3%
Gross profit	1,543	1,640	-5.9%
General and administrative expenses	-404	-373	8.3%
Selling expenses	-363	-578	-37.2%
Other operating results, net	299	-139	-
Profit from operations	1,075	550	95.5%
Profit from associates	29	14	107.1%
Segment profit	1,104	564	95.7%
EBITDA	1,330	829	60.4%
Adjusted EBITDA	1,330	829	60.4%

4

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

II.a) Crops and Sugarcane

Crops

In ARS Million	9M 19	9M 18	YoY Var
Revenues	2,375	2,262	5.0%
Costs	-2,109	-1,727	22.1%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	723	552	31.0%
Changes in the net realizable value of agricultural produce after harvest	8	170	-95.3%
Gross profit	997	1,257	-20.7%
General and administrative expenses	-205	-199	3.0%
Selling expenses	-309	-503	-38.6%
Other operating results, net	303	-138	-
Profit from operations	786	417	88.5%
Share of loss of associates	29	14	107.1%
Segment profit	815	431	89.1%

Sugarcane

In ARS Million	9M 19	9M 18	YoY Var
Revenues	1,194	1,017	17.4%
Costs	-980	-892	9.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	291	334	-12.9%
Gross profit	505	459	10.0%
General and administrative expenses	-120	-101	18.8%
Selling expenses	-15	-15	-
Other operating results, net	-2	2	-200.0%
Profit from operations	368	345	6.7%
Segment profit	368	345	6.7%

Operations

Production Volume1)	9M19	9M18	9M17	9M16	9M15
Corn	134,618	270,923	242,641	186,847	231,764
Soybean	101,351	58,706	17,320	26,758	57,202
Wheat	37,596	32,322	30,989	15,578	15,952
Sorghum	1,267	1,816	731	1,051	1,740
Sunflower	5,384	5,310	3,853	3,354	10,824
Others	1,946	1,171	3,093	5,494	2,716
Total Crops (tons)	282,162	370,248	298,627	239,082	320,198
Sugarcane (tons)	1,431,110	912,688	580,783	877,396	680,359
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	9M19			9M18			9M17			9M16			9M15
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	130.7	-	130.7	259.9	6.0	265.9	230.3	-	230.3	180.1	37.9	218.0	237.3	-	237.3
Soybean	71.1	45.6	116.7	99.4	9.7	109.1	75.2	0.7	75.9	101.1	8.8	109.9	87.1	31.0	118.1
Wheat	30.3	-	30.3	40.3	-	40.3	7.3	1.6	8.9	10.4	28.9	39.3	5.7	-	5.7
Sorghum	0.4	-	0.4	0.9	-	0.9	4.5	-	4.5	0.8	-	0.8	1.3	-	1.3
Sunflower	2.2	-	2.2	2.9	-	2.9	3.7	-	3.7	8.8	-	8.8	2.3	-	2.3
Others	0.6	-	0.6	1.2	-	1.2	3.6	-	3.6	3.8	-	3.8	1.4	-	1.4
Total Crops (thousands of tons)	235.3	45.6	280.9	404.6	15.7	420.3	324.6	2.3	326.9	305.0	75.6	380.6	335.1	31.0	366.1
Sugarcane (thousands of tons)	1,414.6	-	1,414.6	1,266.2	-	1,266.2	554.1	-	554.1	827.3	-	827.3	680.4	-	680.4
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

The result of the Grains activity increased ARS 384 million, from ARS 431 million gain during the nine-month period of 2018 to ARS 815 million gain during the same period of 2019, mainly as a result of:

5

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

●
A positive variation in the production result of ARS 169.8 million originated mainly in Argentina due to a higher planted area, higher advance in soybean harvest, higher yields as well as higher prices in Argentinean pesos. Likewise, Bolivia winter soybean yields improved by 64%, while Brazil generated a negative variation explained by soybean lower yields and prices, as well as an increase in costs.

●
A positive variation from the result of commodity derivatives in Argentina of ARS 333.7 million originated in higher operated volumes in soybean and corn derivatives, together with prices agreed above market prices, as well as a significant variation of the exchange rate. During the same period of the previous fiscal year, operated volumes were lower, prices were below market prices and there was a lesser variation of the exchange rate.
●
The effects mentioned above were partially offset by a negative variation in the holding result of ARS 161.9 million.

The result of the Sugarcane activity increased ARS 23 million, from a ARS 346 million gain in the nine-month period of 2018 to ARS 369 million gain in the same period of 2019. This is mainly due to lower production results from Brazil as a result of an increase in production costs for cultural and irrigation work in "São José" field, as well as higher costs of cutting, hauling and transport as a result of the increase in fuels in said country, and an increase in administrative expenses allocated to the activity, offset by a gain in the sale result generated by higher prices due to an improvement in the quality of the sugarcane produced. Likewise, better results were observed in Bolivia due to a greater planted area.

Area in Operation (hectares) (1)	As of 03/31/19	As of 03/31/18	YoY Var
Own farms	93,287	108,866	-14.3%
Leased farms	135,989	66,308	105.1%
Farms under concession	18,583	23,551	-21.1%
Own farms leased to third parties	14,325	9,533	50.3%
Total Area Assigned to Production	262,184	208,258	25.9%
(1) Includes AgroUranga, Brazil and Paraguay,

The area in operation assigned to the crops and sugarcane activity increased by 25.9% as compared to the same period of the previous fiscal year, mainly due to the larger area of leased farms and own farms leased to third parties.

II.b) Cattle Production

Production Volume (1)	9M19	9M18	9M17	9M16	9M15
Cattle herd (tons)	8,655	8,692	6,484	5,881	5,926
Milking cows (tons)	-	196	390	399	379
Cattle (tons)	8,655	8,888	6,874	6,280	6,305
(1)
Includes Carnes Pampeanas

Volume of	9M19			9M18			9M17			9M16			9M15
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	6.7	-	6.7	9.3	-	9.3	6.2	-	6.2	7.2	-	7.2	7.6	-	7.6
Milking cows	-	-	-	1.4	-	1.4	0.7	-	0.7	0.4	-	0.4	0.6	-	0.6
Cattle (thousands of tons)	6.7	-	6.7	10.7	-	10.7	6.9	-	6.9	7.6	-	7.6	8.2	-	8.2
D.M.: Domestic market
F.M.: Foreign market
(1)
Includes Carnes Pampeanas

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

Cattle

In ARS Million	9M 19	9M 18	YoY Var
Revenues	390	401	-2.7%
Costs	-343	-342	-0.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce	-53	-144	-63.2%
Gross loss	-6	-85	-92.9%
General and administrative expenses	-45	-56	-19.6%
Selling expenses	-33	-46	-28.3%
Other operating results, net	-1	-3	-66.7%
Loss from operations	-85	-190	-55.3%
Segment loss	-85	-190	-55.3%

Area in operation – Cattle (hectares) (1)	As of 03/31/19	As of 03/31/18	YoY Var
Own farms	79,071	92,605	-14.6%
Leased farms	14,135	12,635	11.9%
Farms under concession	2,703	1,404	92.5%
Own farms leased to third parties	1,775	70	2,435.7%
Total Area Assigned to Cattle Production	97,684	106,714	-8.5%
(1) Includes AgroUranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 03/31/19	As of 03/31/18	YoY Var
Breeding stock	88,556	87,068	1.7%
Winter grazing stock	18,228	11,150	63.5%
Milk farm stock	-	386	-100%
Sheep stock	9,661	10,842	-10.9%
Total Stock (heads)	116,445	109,446	6.4%

The result of the Cattle activity increased by ARS 105 million: from a loss of ARS 190 million in the nine-month period of fiscal year 2018 to a loss of ARS 85 million in the same period of 2019, as a result of a positive variation in the holding result of live cattle, because the increase in prices for this fiscal year was slightly higher than the accumulated inflation of the period, while, in the previous year they could not reach it. Likewise, during the nine-month period of fiscal year 2018 there was a loss in the Milk activity, discontinued since IIQ of that fiscal year.

II.c) Agricultural Rental and Services

in ARS million	9M 19	9M 18	YoY Var
Revenues	154	37	316.2%
Costs	-107	-14	664.3%
Gross profit	47	23	104.3%
General and Administrative expenses	-34	-14	142.9%
Selling expenses	-6	-3	100.0%
Other operating results, net	-1	-	-
Profit from operations	6	6	-
Segment profit	6	6	-

The result of the activity has not shown any variations in the nine-month period of fiscal year 2019 compared to the same period of 2018.

III) Other Segments

We include within "Others" the results coming from our Agroindustrial activity, developed in our meatpacking facility in La Pampa and our investment in FyO.

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

The result of the segment increased by ARS 279 million, going from a loss of ARS 107 million for the nine-month period of fiscal year 2018 to a gain of ARS 172 million for the same period of 2019. This is due to a profit of ARS 207.9 million from FyO due to higher grain and supplies operated volumes and the effect of devaluation, and a lower loss recorded in the meatpacking facility as a result of the positive impact of the exchange rate depreciation due to higher sales volumes in foreign markets. Local market sales decreased but their prices remained slightly above inflation.

In ARS million	9M 19	9M 18	YoY Var
Revenues	3,696	2,982	23.9%
Costs	-3,046	-2,776	9.7%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	-4	-5	-20.0%
Gross profit	646	201	221.4%
General and administrative expenses	-141	-125	12.8%
Selling expenses	-332	-229	45.0%
Other operating results, net	20	46	-56.5%
Profit / (Loss) from operations	193	-107	-
Profit from associates	-21	-	-
Segment Profit / (Loss)	172	-107	-
EBITDA	220	-87	-
Adjusted EBITDA	220	-87	-

IV) Corporate Segment

The negative result of the segment increased by ARS 9 million, going from a loss of ARS 107 million in the nine-month period of 2018 to a loss of ARS 116 million for the same period of 2019.

In ARS million	9M 19	9M 18	YoY Var
General and administrative expenses	-116	-107	8.4%
Loss from operations	-116	-107	8.4%
Segment Loss	-116	-107	8.4%
EBITDA	-116	-107	8.4%
Adjusted EBITDA	-116	-107	8.4%

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of March 31, 2019, our direct and indirect equity interest in IRSA was 62.39% over stock capital.

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

Consolidated Results – Information by Segment

In ARS million	9M 19	9M 18	YoY Var
Revenues	46,421	37,233	24.7%
Profit from operations	3,291	15,406	-78.6%
EBITDA	8,651	20,212	-57.2%
Adjusted EBITDA	13,784	12,946	6.5%
Segment Result	2,155	15,277	-85.9%

Consolidated revenues from sales, rentals and services increased by 24.7% in the nine-month period of 2019 compared to the same period in 2018, while adjusted EBITDA, which excludes the effect of the result from changes in the unrealized fair value of investment properties reached ARS 13,784 million, 6.5% higher than the same period of fiscal year 2018.

Argentina Business Center

In ARS million	9M 19	9M 18	YoY Var
Revenues	7,536	6,778	11.2%
Profit from operations	-2,126	9,317	-122.8%
EBITDA	-1,911	9,471	-120.2%
Adjusted EBITDA	3,949	4,185	-5.6%

Israel Business Center

In ARS million	9M 19	9M 18	YoY Var
Revenues	38,885	30,455	27.7%
Profit from operations	5,417	6,089	-11.0%
EBITDA	10,562	10,741	-1.7%
Adjusted EBITDA	9,835	8,761	12.3%

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (2)	Interest Rate	Maturity
Bank overdrafts	ARS	6.7	Variable	< 30 days
Cresud 2019 NCN, Series XVIII (1)	USD	16.3	4.00%	12-Sep-19
Cresud 2019 NCN, Series XXII (1)	USD	21.7	4.00%	1-Aug-19
Cresud 2020 NCN, Series XXIV	USD	73.6	9.00%	16-Nov-20
Cresud 2023 NCN, Series XXIII (1)	USD	113.0	6.50%	16-Feb-23
Other debt	USD	192.5	-	-
CRESUD’s Total Debt (3)		423.9
Cash and cash equivalents (3)		0.7
Total Net Debt		423.1
Brasilagro’s Total Net Debt		63.0
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 43.35 ARS/USD and 3.904 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) CRESUD stand-alone.

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

Urban Properties and Investments Business

Operations Center in Argentina

The following table describes our total debt as of March 31, 2019:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	14.1	Floating	< 360 days
IRSA 2020 Series II Non-Convertible Notes,	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	ARS	8.9	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes (2)	USD	183.5	7.00%	Sep-19
Other debt	USD	35.3	-	Feb-22
IRSA’s Total Debt		313.2
Cash & Cash Equivalents + Investments (3)	USD	0.2
IRSA’s Net Debt	USD	313.0
Bank overdrafts	ARS	4.2	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-323
IRCP NCN Class IV	USD	139.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		538.2
Cash & Cash Equivalents + Investments (3)		205.3
IRSA CP’s Net Debt		332.9
(1) Principal amount in USD (million) at an exchange rate of Ps. 43.35 Ps. /USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Net of repurchase.
(3) “Cash & Cash Equivalents plus Investments” includes Cash & Cash Equivalents and Investments in Current Financial Assets.

Israel Business Center

Net Financial Debt (USD million)

Indebtedness(1)	Total	Net
IDBD’s Total Debt	885	871
DIC’s Total Debt	1,151	804
(1) Principal amount in USD (million) at an exchange rate of 3.6319 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Mar-19	Jun-18
Current assets	154,561	145,871
Non-current assets	369,348	364,248
Total assets	523,909	510,119
Current liabilities	91,395	81,364
Non-current liabilities	327,690	315,822
Total liabilities	419,085	397,186
Total capital and reserves attributable to the shareholders of the controlling company	27,459	34,075
Minority interests	77,365	78,858
Shareholders’ equity	104,824	112,933
Total liabilities plus minority interests plus shareholders’ equity	523,909	510,119

10

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

Comparative Summary Consolidated Statement of Income Data

In ARS million	Mar-19	Mar-18
Gross profit	21,585	18,642
Profit from operations	4,439	15,873
Share of (loss) / profit of associates and joint ventures	-1,194	273
(Loss) / Profit from operations before financing and taxation	3,245	16,146
Financial results, net	-14,949	-12,064
(Loss) / Profit before income tax	-11,704	4,082
Income tax expense	1,601	4,462
(Loss) / Profit of the period of continuous operations	-10,103	8,544
Profit of discontinued operations after taxes	309	1,924
(Loss) / Profit for the period	-9,794	10,468
Controlling company’s shareholders	-6,795	4,562
Non-controlling interest	-2,999	5,906

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Mar-19	Mar-18
Net cash generated by operating activities	7,710	15,914
Net cash generated by / (used in) investment activities	6,742	-15,832
Net cash generated by financing activities	-8,782	12,968
Total net cash generated during the fiscal period	5,670	13,050

Ratios

In ARS million	Mar-19	Jun-18
Liquidity (1)	1.691	1.793
Solvency (2)	0.250	0.284
Restricted capital (3)	0.705	0.714
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter

March 2019: New share repurchase plan

On March 14, 2019, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Comisión Nacional de Valores.

(i)
Maximum amount of the investment: Up to ARS 300,000,000.
(ii)
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in the form of common shares or American Depositary Shares.
(iii)
Daily limitation on market transactions: Up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.
(iv)
Payable Price: Up to ARS 15.50 per ADS and in the case of common shares, up to a maximum value in ARS equivalent to the maximum price per ADS divided by ten and multiplied by the value of the buyer exchange rate of the Argentine National Bank in force at the time of each repurchase.
(v)
Period in which the acquisitions will take place: : Until 90 days, beginning the day following to the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.
(vi)
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

11

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

On March 13, 2019, the end of the previous repurchase plan was announced in which the Company acquired 1,095,009 common shares for a total of ARS 51.8 million and 529,900 ADS (representing 5,299,000 common shares) for a total of USD 6.5 million (equivalents to ARS 248 million). As of March 31, 2019, the Company has not acquired any shares through the new plan.

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2019	2018
(Loss) / Profit for the period	-9,794	10,468
Profit from discontinued operations	-309	-1,924
Income tax expense	-1,601	-4,462
Net financial results	14,949	12,064
Share of profit of associates and joint ventures	1,194	-273
Depreciation and amortization	5,612	5,112
EBITDA (unaudited)	10,051	20,985
Unrealized gain from fair value of investment properties	4,738	-8,086
Realized gain from fair value of investment properties - Agribusiness	986	-808
Realized gain from fair value of investment properties - Urban Properties and Investments Business	-	441
Adjusted EBITDA (unaudited)	15,775	12,532

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Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of March 31, 2019

Prospects for fiscal year

The 2019 Campaign is developing in Argentina under the climatic characteristics of a neutral “el niño” phenomenon, with precipitations level above the average. We expect an increase in the country’s agricultural production greater than 30%, mainly driven by Soybean and Corn. Regarding the markets, in the case of soybean, the price trend has been influenced during the last months by the development of the trade conflict between China and the US, lowering Chicago’s quoted price to USD/ton 300, its lower level since 2009. If this trend continues, the impact will be recorded during the next campaign.

Cresud planted approximately 247,900 hectares in the region and expects to produce more than 800,000 tons, a historical record. Likewise, the Company is strongly complementing its activity in its own farms with farms leased to third parties in Argentina, Brazil and Bolivia.

Regarding livestock activity, we will focus on improving productivity by minimizing the impact of increased costs due to the economic situation, working efficiently to achieve the highest possible operating margins. We will continue concentrating our cattle production in our own farms, mainly in the Northwest of the country and hoping to continue appreciating the cattle price,

Regarding the transformation and farmland sales, we hope to get the permits to increase the area under development since we have a large area of land reserves in the region with agricultural and / or livestock potential while we will continue to sell the farms that have reached their maximum level of appreciation,

In relation to our urban properties and investments segment, the diversification in real estate assets of our subsidiary IRSA, in Argentina and abroad, including the United States and Israel, protects us from the exchange rate volatility of the last months. We trust in the value of our investment in IRSA and we expect good results for FY 2019.

We believe that companies like Cresud, with many years of experience and great knowledge of the sector, will have excellent opportunities to take advantage in the market, especially considering that our main job is to produce food for a world population that grows and demands it.

Alejandro G. Elsztain

Second Vice-Chairman in exercise
of the presidency

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